Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya Group inc. For the year ended March 31, 2024

Exhibit 99.3

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2024

1. Basis of Presentation
This Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows for Alithya Group inc. for the three months and twelve months ended March 31, 2024. References to “Alithya”, the “Company”, the “Group”, “we”, “our” and “us” in this MD&A refer to Alithya Group inc. and its subsidiaries or any one or more of them, unless the context requires otherwise. This document should be read in conjunction with the information contained in the Company’s annual audited consolidated financial statements and accompanying notes for the years ended March 31, 2024 and 2023. The Company's MD&A, financial statements, Annual Information Form, Annual Report on Form 40-F, and additional information regarding the business of the Company, are available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.com and the Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov.
For reporting purposes, the Company prepared the consolidated financial statements in Canadian dollars in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise indicated, all dollar (“$”) amounts and references in this MD&A are in Canadian dollars and references to “US$” are to U.S. dollars. Variances, ratios and percentage changes in this MD&A are based on unrounded numbers.
This MD&A contains both IFRS and non-IFRS financial measures. See section 5 titled “Non-IFRS and Other Financial Measures”.
Unless otherwise stated, in preparing this MD&A, the Company has considered information available up to June 12, 2024, the date the Company’s Board of Directors (“Board”) approved this MD&A and the annual audited consolidated financial statements for the year ended March 31, 2024.
2. Forward-Looking Statements and Financial Outlook
This MD&A contains statements that may constitute “forward-looking information”, "forward-looking statements" or "financial outlook" within the meaning of applicable Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.
Forward-looking statements in this MD&A include, among other things, information or statements about: (i) our ability to generate sufficient earnings to support operations; (ii) our ability to take advantage of business opportunities and meet our goals set in our three-year strategic plan; (iii) our ability to maintain and develop our business, including by broadening the scope of our service offerings, by leveraging artificial intelligence ("AI"), our geographic presence, our expertise, and our integrated offerings, and by entering into new contracts and penetrating new markets; (iv) our strategy, future operations, and prospects, including our expectations

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2024	| 1

regarding future revenue resulting from bookings and backlog and providing stakeholders with long-term growing return on investment; (v) our ability to service our debt and raise additional capital; (vi) our estimates regarding our financial performance, including our revenues, profitability, research and development, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; (vii) our ability to identify suitable acquisition targets and realize the expected synergies or cost savings relating to the integration of our business acquisitions, and (viii) our ability to balance, meet and exceed the needs of our stakeholders.
Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and strategic business plan outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risks and Uncertainties” of this MD&A, as well as in Alithya’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.
Forward-looking statements contained in this MD&A are qualified by these cautionary statements and are made only as of the date of this MD&A. Alithya expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.
3. Business Overview
With professionals in Canada, the United States, and internationally, Alithya provides technology advisory services based on deep expertise in strategy and digital transformation. The Company guides and supports its clients in the pursuit of their business objectives, leveraging innovation and delivery excellence in the application of digital technologies.
Alithya’s collective intelligence and expertise targets three main pillars: strategic consulting, enterprise transformation, and business enablement. With collaboration at the core of its business model, Alithya professionals deliver practical IT services and solutions to help solve complex business challenges for clients in the financial services, healthcare, manufacturing, government, energy, higher education, telecommunications, transportation and logistics, and other sectors. The Company has developed industry-specific solutions and services for many of these industries that aim at solving sector-specific business challenges and helping expedite the time to value of technology investments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2024	| 2

Alithya's expertise with respect to its main pillars, offered in each reportable segment, includes:
•Strategic Consulting: Alithya provides advisory services for digital strategy, organization performance, cybersecurity, enterprise architecture, and change management. Business outcomes in this area include refining business processes to reflect real-world scenarios; boosting systems security from cyberattacks; migrating critical applications and data to the cloud; understanding the optimal enterprise architecture approach; defining change management strategies; and facilitating project planning activities for software selections, strategic roadmaps, or agile/scrum delivery teams.
•Enterprise Transformation: Alithya has more than 20 years of business transformation and enterprise applications implementation experience with enterprise resource planning (ERP), supply chain management (SCM), enterprise performance management (EPM), customer relationship management (CRM), and human capital management (HCM). Also, leveraging AI and machine learning technologies as a foundation, the Company provides transformational solutions and services for cloud infrastructure, custom applications development, legacy systems modernization, control/software engineering, data and analytics, and intelligent document processing. Alithya not only helps clients modernize enterprise applications through upgrades and the consolidation of multiple systems, but also helps to define overall technology ecosystems, to envision the use and impact of AI throughout an organization, and to build custom applications to address unique client needs.
•Business Enablement: Alithya offers ongoing paths to drive value through the provision of digital adoption and training, managed services, change enablement, and quality engineering. This practice area enables Alithya to move beyond advisory, implementations and project go-lives to provide ongoing value, including using AI to mine data for important insights for making faster, smarter business decisions; realizing a return on investment (ROI) on digital projects by driving adoption and consumption of technology; helping clients to train and retain their workforce; bookending a change management strategy with a change enablement plan that converts visions into reality; and providing a routine, consistent way to test updates and fixes before deploying any new software products.
Competitive Environment
For many companies, digital systems and infrastructures are among their most important and strategic assets. These assets require significant investments and increasingly serve as key differentiators and drivers of growth for customers.
Accordingly, businesses are seeking solutions that allow them to maintain their ability to differentiate themselves from competitors with proprietary business processes, combined with product customization. That is where digital transformation comes into play, inviting companies to make a shift in their approach and to evolve from traditional information technologies to flexible digital technologies.
As businesses’ technology spending continues to increase, digital technology firms such as Alithya are striving to deliver innovative thinking and in-depth vertical industry expertise, while facilitating business process transformation through the use of the most optimal technologies.
Alithya believes it is well positioned to respond to these trends in clients’ investments in digital technology. Alithya’s business model is built on a philosophy of focusing on our clients’ complex business challenges, offering flexible and creative solutions, enabling clients to realize maximum benefits from their digital technology

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2024	| 3

investments. Alithya positions itself as an agile trusted advisor and partner capable of delivering rapid results for its clients.
Alithya’s competitors, in each of its operating and reportable segments, include systems integration firms, application software companies, cloud computing service providers, large or traditional consulting firms, professional services groups of computer equipment companies, infrastructure management and outsourcing companies and boutique digital companies. In addition, Alithya competes with numerous smaller local companies in the various geographic markets in which it operates.
Alithya competes based on the following principal differentiating factors: vision and strategic advisory ability, digital services capabilities, performance and reliability, quality of technical support, training and services, global presence, responsiveness to client needs, reputation and experience, financial stability, strong corporate governance and competitive pricing of services.
Alithya also relies on the following measures to compete effectively: (a) investments to scale its services practice areas; (b) a well-developed recruiting, training and retention model; (c) a successful service delivery model; (d) a broad referral base; (e) continual investment in process improvement and knowledge capture; (f) investment in infrastructure and research and development; (g) continued focus on responsiveness to client needs, quality of services and competitive prices; and (h) project management capabilities and technical expertise.
4. Strategic Business Plan Outlook
Alithya embarked on a journey to be recognized as the trusted technology advisor of its clients. By the end of fiscal 2027, management believes that our achievement of this new scale and scope would allow us to leverage our industry knowledge, geographic presence, expertise, integrated offerings, and our position on the value chain to target higher value IT segments.
Our strategic process begins with our agile approach to aligning our offerings with the most pressing challenges being experienced within the sectors that we service, and in our ability to continuously reinforce the building blocks of trusted relationships with our clients, our people, our investors, and our partners. To ensure that we remain innovative and relevant, we strive to meet or exceed the expectations of our stakeholders, including optimizing employee experiences, assisting our clients in achieving their missions, and creating greater value for our investors.
More specifically, Alithya has developed a three-year strategic plan outlining objectives for each of our four stakeholder categories, with the primary goals detailed as follows:
•Increasing scale through organic growth and strategic acquisitions:
◦Organic Growth: Alithya aims to achieve between 5 and 10 percent annualized organic growth.
◦Acquisitions: Alithya plans to acquire complementary businesses totaling 150 million dollars of revenues.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
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◦AI and IP Solutions: Alithya intends to increase the utilization of its AI and intellectual property solutions.
•Providing our investors, partners and stakeholders with long-term growing return on investment:
◦Profitability: Alithya’s Adjusted EBITDA Margin(1) is targeted to increase to within the range of 11 to 13 percent.
◦Smart shoring centers: Alithya aims to deliver an increasing percentage of its business through smart shoring centers.
◦Environmental goal: Alithya endeavours to obtain Carbon Care Certification® (Level 1), and to initiate steps towards achieving carbon neutrality certification (Level 2).
The objectives in our three-year strategic plan, including our organic growth, acquisition, and profitability objectives, are based on our current business plan and strategies and are not intended to be a forecast or a projection of future results. Rather, they are objectives that we seek to achieve from the execution of our strategy over time, and contemplate our historical performance and certain assumptions including but not limited to (i) our ability to execute our growth strategies, (ii) our ability to identify and acquire complementary businesses on accretive terms, and (iii) our estimates and expectations in relation to future economic and business conditions and other factors.
1 This is a non-IFRS financial measure. Refer to section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 8.8 titled “EBITDA and Adjusted EBITDA” for a quantitative reconciliation to the most directly comparable IFRS measures.
5. Non-IFRS and Other Financial Measures
Alithya reports its financial results in accordance with IFRS. This MD&A includes certain non-IFRS and supplementary financial measures and ratios to assess Alithya's financial performance. These measures are provided as additional information to complement IFRS measures by providing further understanding of Alithya's results of operations from management's perspective. They do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. They should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. They are used to provide investors with additional insight into Alithya's operating performance and thus highlight trends in Alithya's business that may not otherwise be apparent when relying solely on IFRS measures.
The non-IFRS measures used by Alithya are described below:
EBITDA and EBITDA Margin
“EBITDA” refers to net earnings (loss) before adjusting for income tax expense (recovery), net financial expenses, amortization of intangibles, and depreciation of property and equipment and right-of-use assets.
“EBITDA Margin” refers to the percentage of total revenue that EBITDA represents for a given period.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2024	| 5

Management believes that EBITDA and EBITDA Margin are useful measures for investors as they provide an indication of the results generated by Alithya’s main business activities prior to taking into consideration how those activities are financed and taxed and also prior to taking into consideration non-cash depreciation and amortization. For a reconciliation of net earnings (loss) to EBITDA, see section 8.8 titled “EBITDA and Adjusted EBITDA”.
Adjusted Net Earnings and Adjusted Net Earnings per Share
"Adjusted Net Earnings” refers to net earnings (loss) before adjusting for amortization of intangibles, impairment of intangibles and goodwill, impairment of property and equipment and right-of-use assets and (gain) loss on lease termination, share-based compensation, business acquisition, integration and reorganization costs, and the income tax effects of these items.
“Adjusted Net Earnings per Share” is calculated by dividing Adjusted Net Earnings by the weighted average number of outstanding Class A Subordinate Voting Shares ("Subordinate Voting Shares") and Class B Multiple Voting Shares ("Multiple Voting Shares”), during the period.
Management believes that Adjusted Net Earnings and Adjusted Net Earnings per Share are useful measures for investors as they allow comparability of operating results from one period to another, prior to taking into consideration non-cash items and business acquisition, integration and reorganization costs, which can vary significantly from period to period. These measures provide an indication of the results generated by Alithya’s main business activities prior to taking into consideration the non-cash and other items listed above which have resulted primarily from acquisitions and their subsequent integrations. For a reconciliation of net earnings (loss) to Adjusted Net Earnings, see section 8.6 titled “Adjusted Net Earnings and Adjusted Net Earnings per Share”.
Adjusted EBITDA and Adjusted EBITDA Margin
"Adjusted EBITDA” refers to net earnings (loss) before adjusting for income tax expense (recovery), net financial expenses, foreign exchange, amortization of intangibles, depreciation of property and equipment and right-of-use assets, impairment of intangibles and goodwill, impairment of property and equipment and right-of-use assets and (gain) loss on lease termination, share-based compensation, business acquisition, integration and reorganization costs, and other redundant and non-recurring items.
“Adjusted EBITDA Margin” refers to the percentage of total revenue that Adjusted EBITDA represents for a given period.
Management believes that Adjusted EBITDA and Adjusted EBITDA Margin are useful measures for investors as they allow comparability of operating results from one period to another. These measures provide an indication of the results generated by Alithya’s main business activities prior to taking into consideration how those activities are financed and taxed and also prior to taking into consideration the non-cash and other items listed above. For a reconciliation of net earnings (loss) to Adjusted EBITDA, see section 8.8 titled “EBITDA and Adjusted EBITDA”.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2024	| 6

Constant Dollar Revenue and Constant Dollar Growth
"Constant Dollar Revenue” is a measure of revenue and revenue by geographic location before foreign currency translation impacts. This measure is calculated by translating current period revenue and revenue by geographic location in local currency using the exchange rates in the equivalent period from the prior year.
"Constant Dollar Growth” is a measure of revenue growth and revenue growth by geographic location, expressed as a percentage, before foreign currency translation impacts. This measure is calculated by dividing Constant Dollar Revenue as described above with prior period revenue.
Management believes that Constant Dollar Revenue and Constant Dollar Growth are useful measures for investors as they allow revenue to be adjusted to exclude the impact of currency fluctuations to facilitate period-to-period comparisons of business performance. For a reconciliation of revenues to Constant Dollar Revenue by geographic location, see section 8.1 titled “Revenues”.
Net Debt
“Net Debt” refers to long-term debt, including the current portion, less cash. For the calculation of Net Debt, see section 10.6 titled “Long-Term Debt and Net Debt”. Management believes that Net Debt is a useful measure for investors as it provides an indication of the liquidity of the Company.
Other Financial Measures
The other financial measures used by Alithya are described below:
"Gross Margin as a Percentage of Revenues” is calculated by dividing gross margin by revenues.
"Selling, General and Administrative Expenses as a Percentage of Revenues" is calculated by dividing selling, general and administrative expenses by revenues.
‘’Bookings” refers to the amount of signed revenue agreements during the period, which includes new contracts, including those acquired through acquisitions, as well as renewals, extensions and changes to existing contracts. Management believes information regarding bookings can provide useful trend insight to investors regarding changes in the volume of new business over time.
‘’Book-to-Bill Ratio” is calculated by dividing Bookings by revenues, for the same period. Management believes this measure allows for the monitoring of the Company’s backlog and offers useful insight to investors on how the business varies and evolves over time. This measure is best used over a long period as it could fluctuate significantly from one quarter to the other.
“Backlog” refers to the amount of future revenue stemming from signed revenue agreements, which includes new contracts, including those acquired through acquisitions, as well as renewals, extensions and changes to existing contracts, expressed as a number of months of trailing twelve-month revenue, as at a given date. Backlog differs from the IFRS definition of remaining performance obligations, as disclosed in the Company's consolidated financial statements, as backlog also includes time and materials arrangements in which contractual billings correspond with the value provided to the client and contracts with original expected durations under one year. Management believes that backlog information can provide useful trend insight to

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
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investors regarding changes in management’s best estimate of future revenue stemming from signed revenue agreements.
“Days Sales Outstanding” (“DSO”) refers to the average number of days it takes for the Company to convert its accounts receivable and other receivables (net of sales taxes) and unbilled revenues, less deferred revenues, into cash. Management believes this measure provides useful insight to investors regarding the Company's liquidity.
6. Financial Highlights

Results of Operations	Three months ended March 31,		Year ended March 31,
(in $ thousands)	2024	2023	2024	2023
	$	$	$	$
Revenues	120,540	136,224	491,125	522,701
Gross Margin	38,747	40,732	149,310	151,774
Gross Margin as a Percentage of Revenues (1)	32.1%	29.9%	30.4%	29.0%
Selling, General and Administrative Expenses	29,608	35,978	121,558	126,522
Selling, General and Administrative Expenses as a Percentage of Revenues (1)	24.6%	26.4%	24.8%	24.2%
Net Earnings (Loss)	2,298	(19,993)	(16,660)	(30,097)
Basic and Diluted Earnings (Loss) per Share	0.02	(0.21)	(0.17)	(0.32)
Adjusted Net Earnings (2)	6,055	5,001	13,608	14,742
Adjusted Net Earnings per Share (2)	0.06	0.05	0.14	0.16
Adjusted EBITDA (3)	10,504	10,463	35,471	36,122
Adjusted EBITDA Margin (3)	8.7%	7.7%	7.2%	6.9%

Other	March 31,	March 31,
(in $ thousands, except Backlog and DSO)	2024	2023
	$	$
Total Assets	416,497	464,101
Non-Current Financial Liabilities (4)	116,161	136,062
Total Long-Term Debt	117,382	127,190
Net Debt (5)	108,523	104,607

Backlog (1)	16 months	16 months
DSO (1)	56 days	54 days

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2024	| 8

Shares, Stock Options and Share Units Outstanding	June 11,
2024
Subordinate Voting Shares	88,080,427
Multiple Voting Shares	7,274,248
Options (6)	4,322,271
Deferred Share Units ("DSUs")	1,178,079
Restricted Share Units ("RSUs")	349,700
Performance Share Units ("PSUs")	2,156,527

1 This is an other financial measure. Refer to section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition of this other financial measure.
2 This is a non-IFRS financial measure. Refer to section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 8.6 titled “Adjusted Net Earnings and Adjusted Net Earnings per Share” for a quantitative reconciliation to the most directly comparable IFRS measures.
3 This is a non-IFRS financial measure. Refer to section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 8.8 titled “EBITDA and Adjusted EBITDA” for a quantitative reconciliation to the most directly comparable IFRS measures.
4 Non-current financial liabilities include the long-term portion of the long-term debt, the long-term portion of lease liabilities, and the long-term portion of the contingent consideration. For an explanation of the variance, refer to section 10.6 titled "Long-Term Debt and Net Debt".
5 This is a non-IFRS financial measure. Refer to section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 10.6 titled “Long-Term Debt and Net Debt” for a quantitative reconciliation to the most directly comparable IFRS measures and an explanation of the variance.
6 Includes 505,264 stock options to purchase Multiple Voting Shares.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2024	| 9

For the three months ended March 31, 2024
•Revenues decreased 11.5% to $120.5 million, compared to $136.2 million for the same quarter last year. On a sequential basis, revenues increased by $0.1 million, from the third quarter of this year.
•83.9% of revenues were generated from clients which we had in the same quarter last year.
•Gross margin as a percentage of revenues increased to 32.1%, compared to 29.9% for the same quarter last year. On a sequential basis, gross margin as a percentage of revenues increased, compared to 31.3% for the third quarter of this year.
•Gross margin decreased 4.9% to $38.7 million, compared to $40.7 million for the same quarter last year.
•Selling, general and administrative expenses decreased by $6.4 million, or 17.7%, to $29.6 million, compared to $36.0 million for the same quarter last year.
•Adjusted EBITDA increased 0.4% to $10.5 million, for an Adjusted EBITDA Margin of 8.7% of revenues, compared to $10.5 million, or an Adjusted EBITDA Margin of 7.7% of revenues, for the same quarter last year. On a sequential basis, Adjusted EBITDA increased by $1.0 million, from $9.5 million for the third quarter of this year.
•Net earnings was $2.3 million, or $0.02 per share, compared to a net loss of $20.0 million, or $0.21 per share, for the same quarter last year.
•Adjusted Net Earnings increased by $1.1 million, or 21.1%, to $6.1 million, compared to $5.0 million for the same quarter last year. This translated into Adjusted Net Earnings per Share of $0.06, compared to $0.05 for the same quarter last year.
•Net cash from operating activities was $9.7 million, representing an increase of $5.3 million, from $4.4 million for the same quarter last year.
•Q4 bookings(1) reached $133.9 million, which translated into a book-to-bill ratio(1) of 1.11. The book-to-bill ratio would be 1.27 if revenues from the two long-term contracts signed as part of an acquisition in the first quarter of fiscal year 2022 were excluded.
•Backlog represented approximately 16 months of trailing twelve-month revenues as at March 31, 2024.

1 This is an other financial measure. Refer to section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition of this other financial measure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2024	| 10

For the twelve months ended March 31, 2024
•Revenues decreased 6.0% to $491.1 million, compared to $522.7 million last year.
•Gross margin as a percentage of revenues increased to 30.4%, compared to 29.0% last year.
•Gross margin decreased 1.6% to $149.3 million, compared to $151.8 million last year.
•Selling, general and administrative expenses decreased by $4.9 million, or 3.9%, to $121.6 million, compared to $126.5 million last year.
•Adjusted EBITDA decreased 1.8% to $35.5 million, for an Adjusted EBITDA Margin of 7.2% of revenues, from $36.1 million, or an Adjusted EBITDA Margin of 6.9% of revenues, last year.
•Net loss was $16.7 million, or $0.17 per share, compared to a net loss of $30.1 million, or $0.32 per share, last year.
•Adjusted Net Earnings decreased by $1.1 million, or 7.7%, to $13.6 million, compared to $14.7 million last year. This translated into Adjusted Net Earnings per Share of $0.14, compared to $0.16 last year.
•Net cash from operating activities was $15.7 million, representing a decrease of $13.3 million, or 45.7%, from $28.9 million last year.
•Fiscal 2024 bookings reached $480.5 million, which translated into a book-to-bill ratio of 0.98. The book-to-bill ratio would be 1.13 if revenues from the two long-term contracts signed as part of an acquisition in the first quarter of fiscal year 2022 were excluded.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
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7. Business Combinations
Business combinations realized in the fiscal year ended March 31, 2023
Datum
Overview
On July 1, 2022, the Company acquired 100% of the issued and outstanding equity interests of U.S.-based Datum Consulting Group, LLC and its international affiliates (“Datum”) (the “Datum Acquisition”), a leader in IP enabled digital transformation services for data-rich insurers and other regulated entities such as governments. Management expects that its modernization practice and cloud-based software as a service (SaaS) offering will be complementary to Alithya's existing offerings and will allow for cross-selling opportunities.
The Datum Acquisition was completed for purchase consideration and other consideration of up to US$45,488,000 ($58,550,000), in aggregate.
The purchase consideration of US$27,200,000 ($35,010,000), in aggregate, consisted of: (i) US$13,542,000 ($17,430,000) paid in cash, net of working capital adjustment; (ii) US$4,313,000 ($5,552,000) paid by the issuance of 1,867,262 Subordinate Voting Shares; and (iii) US$9,345,000 ($12,028,000) of balance of sale, payable over three years on July 1, 2023, 2024 and 2025 (the "Anniversary Dates").
The other consideration of up to US$18,288,000 ($23,540,000), consisted of: (i) deferred cash consideration of US$975,000 ($1,255,000); (ii) deferred share consideration of 1,867,261 Subordinate Voting Shares with a value of US$4,313,000 ($5,552,000); and (iii) potential earn-out consideration of up to US$13,000,000 ($16,733,000), all payable over three years on the Anniversary Dates.
The deferred cash consideration is recognized as employee compensation on business acquisition, over three years.
The deferred share consideration is recognized as share-based compensation to an employee, over three years.
The potential earn-out consideration is payable in cash (75%) and by Subordinate Voting Shares (25%), with a maximum of 1,517,151 Subordinate Voting Shares available for issuance with a value of US$3,505,000 ($4,511,000). The potential earn-out consideration has earn-out periods ending on each of the Anniversary Dates.
On March 31, 2023, an amending agreement to the equity purchase agreement was executed wherein the condition for employment for the payment of the potential earn-out was removed (the “Earn-out Amendment”).
As a result of the Earn-out Amendment, a contingent consideration liability in the amount of $7,037,000 (US$5,202,000), representing the portion payable in cash, and contributed surplus in the amount of $2,120,000, representing the portion to be settled in shares, for a total expense of $9,157,000, was recorded as at March 31, 2023, representing the present value of the expected payout amount for the potential earn-out over the next three years. The contingent consideration expense is recorded in business acquisition, integration and reorganization costs.

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The portion of the contingent consideration to be settled in shares is adjusted to reflect the number of awards for which the non-market performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the non-market performance conditions at the vesting dates.
The fair value of the assets acquired and liabilities assumed, and the purchase consideration’s valuation were completed on March 31, 2023.
On March 31, 2024, management’s best estimate of the earn-out settlement amount was reviewed, resulting in a recovery of $3,827,000, in aggregate, which was recorded in business acquisition, integration and reorganization costs, with a corresponding adjustment to contingent consideration liability and contributed surplus.
For the year ended March 31, 2023, the Company incurred acquisition-related costs pertaining to the Datum Acquisition of approximately $1,369,000. These costs have been recorded in the consolidated statement of operations in business acquisition, integration and reorganization costs.
Purchase Price Allocation
The allocation of the fair value of the assets acquired and the liabilities assumed is detailed as follows:

Acquisition of Datum (in $ thousands)	$
Current assets
Cash	2,798
Accounts receivable and other receivables	3,552
Unbilled revenue	1,301
Prepaids	159
7,810
Non-current assets
Other assets	2
Property and equipment	55
Right-of-use assets	135
Intangibles	24,070
Goodwill	13,696
Total assets acquired	45,768

Current liabilities
Accounts payable and accrued liabilities	4,255
Deferred revenue	945
Current portion of lease liabilities	71
5,271
Non-current liabilities
Lease liabilities	64
Deferred tax liabilities	6,398
Total liabilities assumed	11,733

Net assets acquired	34,035

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2024	| 13

Goodwill
The goodwill recognized consists mainly of the future economic value attributable to the profitability of the acquired business, as well as its workforce and expected synergies from the integration of Datum into the Company's existing business. The Company does not expect the goodwill to be deductible for income tax purposes.
Consideration paid
The following table summarizes the acquisition date fair value of each class of consideration as follows:

Acquisition of Datum (in $ thousands)	$
Consideration transferred settled in cash	17,430
Issuance of 1,867,262 Subordinate Voting Shares	5,552
Balance of purchase payable with a nominal value of US$9,345,000 ($12,028,000)	11,053
Total consideration transferred	34,035

Datum's contribution to the Company’s results
For the year ended March 31, 2023, the Datum business contributed revenues of approximately $16,326,000 and a loss before income taxes in the amount of $15,762,000, including amortization, primarily related to the acquired customer relationships, of $5,658,000, contingent consideration of $9,157,000, share-based compensation granted on business acquisitions of $2,644,000, and acquisition and integration costs of $2,099,000.
If the acquisition had occurred on April 1, 2022, pro-forma consolidated revenues and loss before income taxes for the year ended March 31, 2023 would have been $526,492,000 and $38,991,000, respectively. These amounts have been calculated using Datum’s results and adjusting for:
•differences in accounting policies between the Company and Datum;
•the removal of transaction costs incurred by Datum from April 1, 2022 to June 30, 2022; and
•the additional amortization that would have been charged assuming the fair value adjustments to intangibles had been applied from April 1, 2022.
Trafic 3W inc.
On April 1, 2022, the Company acquired all of the issued and outstanding shares of Trafic 3W inc. for total consideration of $2,005,000, comprised of cash, in the amount of $900,000, and a balance of purchase price payable in the amount of $1,105,000.
The actual amount paid at acquisition, net of the cash acquired in the amount of $86,000, was $814,000, for a total consideration transferred of $1,919,000. The purchase price was mostly allocated to intangible assets and goodwill, in the amount of $455,000 and $1,270,000 respectively. Intangible assets acquired at the date of acquisition consisted of customer relationships and goodwill, allocated to the Canada CGU.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2024	| 14

The balance of purchase price payable was settled in October 2022 with the issuance of 83,449 Subordinate Voting Shares, for a total value of $281,000, and the balance, in the amount of $824,000, was paid cash.
8. Results of Operations

	For the three months ended March 31,		For the year ended March 31,
(in $ thousands, except for per share data)	2024	2023	2024	2023
	$	$	$	$
Revenues	120,540	136,224	491,125	522,701
Cost of revenues	81,793	95,492	341,815	370,927
Gross margin	38,747	40,732	149,310	151,774

Operating expenses
Selling, general and administrative expenses	29,608	35,978	121,558	126,522
Business acquisition, integration and reorganization costs	(1,414)	12,166	3,384	18,079
Depreciation	1,303	1,721	5,913	6,536
Amortization of intangibles	4,795	8,693	23,095	27,497
Foreign exchange loss	152	96	102	159
	34,444	58,654	154,052	178,793
Operating income (loss)	4,303	(17,922)	(4,742)	(27,019)
Net financial expenses	2,262	2,577	11,857	9,335
Income (loss) before income taxes	2,041	(20,499)	(16,599)	(36,354)
Income tax expense (recovery)
Current	(133)	362	317	569
Deferred	(124)	(868)	(256)	(6,826)
	(257)	(506)	61	(6,257)
Net earnings (loss)	2,298	(19,993)	(16,660)	(30,097)
Basic and diluted earnings (loss) per share	0.02	(0.21)	(0.17)	(0.32)

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2024	| 15

8.1Revenues
The following table reconciles Constant Dollar Revenue(1) to revenues by geographic location:

	For the three months ended March 31,			For the twelve months ended March 31,
(in $ thousands, except for percentages)	2024	2023	% (2)	2024	2023	%

Total Alithya revenue as reported	120,540	136,224	(11.5)%	491,125	522,701	(6.0)%
Variation prior to foreign currency impact	(11.4)%			(7.0)%
Foreign currency impact	(0.1)%			0.9%
Variation over previous period	(11.5)%			(6.1)%
Canada
Constant dollar revenue	64,589	81,158	(20.4)%	277,544	312,349	(11.1)%
Foreign currency impact	—			—
Canada revenue as reported	64,589	81,158	(20.4)%	277,544	312,349	(11.1)%
U.S.
Constant dollar revenue	50,604	49,289	2.7%	188,790	189,883	(0.6)%
Foreign currency impact	(155)			3,703
U.S. revenue as reported	50,449	49,289	2.4%	192,493	189,883	1.4%
International
Constant dollar revenue	5,454	5,777	(5.6)%	19,857	20,469	(3.0)%
Foreign currency impact	48			1,231
International revenue as reported	5,502	5,777	(4.8)%	21,088	20,469	3.0%

1 Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
2 Constant Dollar Growth, which is a Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
Revenues amounted to $120.5 million for the three months ended March 31, 2024, of which 83.9% was generated from clients which we had in the same quarter last year, representing a decrease of $15.7 million, or 11.5%, from $136.2 million for the three months ended March 31, 2023. On a sequential basis, revenues increased by $0.1 million, from the third quarter of this year.
Revenues in Canada decreased by $16.6 million, or 20.4%, to $64.6 million for the three months ended March 31, 2024, from $81.2 million for the three months ended March 31, 2023. The decrease in revenues was principally due to a reduction in information technology investments in the banking sector, and certain client projects reaching maturity compared to the same quarter last year. On a sequential basis, revenues in Canada decreased by $3.4 million, from $68.0 million for the third quarter of this year.
U.S. revenues increased by $1.1 million, or 2.4%, to $50.4 million for the three months ended March 31, 2024, from $49.3 million for the three months ended March 31, 2023, due primarily to organic growth in certain areas of the business, partially offset by an unfavorable US$ exchange rate impact of $0.2 million between the two periods. On a sequential basis, revenues in the U.S. increased by $3.3 million, from $47.1 million for the third quarter of this year.
International revenues decreased by $0.3 million, or 4.8%, to $5.5 million for the three months ended March 31, 2024, from $5.8 million for the three months ended March 31, 2023, mainly due to reduced activities in Australia, partially offset by a favorable foreign exchange rate impact of $0.05 million between the two

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2024	| 16

periods. On a sequential basis, revenues increased by $0.1 million, from $5.4 million for the third quarter of this year.
Revenues amounted to $491.1 million for the twelve months ended March 31, 2024, representing a decrease of $31.6 million, or 6.0%, from $522.7 million for the twelve months ended March 31, 2023.
Revenues in Canada decreased by $34.8 million, or 11.1%, to $277.5 million for the twelve months ended March 31, 2024, from $312.3 million for the twelve months ended March 31, 2023. The decrease in revenues was principally due to a reduction in information technology investments in the banking sector and certain client projects reaching maturity.
U.S. revenues increased by $2.6 million, or 1.4%, to $192.5 million for the twelve months ended March 31, 2024, from $189.9 million for the twelve months ended March 31, 2023, due primarily to increased revenues from the acquisition of Datum's U.S. business, which contributed an additional three months of revenues compared to the prior year, and organic growth in other parts of the business and a favorable US$ exchange rate impact of $3.7 million between the two periods, partially offset by weaker conditions in certain areas of the information technology services sector, notably in digital skilling and change enablement services, and some slower project starts.
International revenues increased by $0.6 million, or 3.0%, to $21.1 million for the twelve months ended March 31, 2024, from $20.5 million for the twelve months ended March 31, 2023, driven predominantly by a favorable foreign exchange rate impact of $1.2 million between the two periods, partially offset by reduced activities in Australia.
8.2Gross Margin
Gross margin decreased by $2.0 million, or 4.9%, to $38.7 million for the three months ended March 31, 2024, from $40.7 million for the three months ended March 31, 2023. Gross margin as a percentage of revenues increased to 32.1% for the three months ended March 31, 2024, from 29.9% for the three months ended March 31, 2023. On a sequential basis, gross margin as a percentage of revenues increased, from 31.3% for the third quarter of this year, despite the seasonal governmental employer benefits reset as at January 1, 2024.
In Canada, gross margin as a percentage of revenues increased, compared to the same quarter last year, mainly due to higher margin offerings, higher hourly billing rates, and a proportionally larger decrease in the use of subcontractors compared to permanent employees. On a sequential basis, gross margin as a percentage of revenues also increased compared to the third quarter of this year.
In the U.S., gross margin as a percentage of revenues increased, compared to the same quarter last year, as a result of higher utilization and improved project performance. On a sequential basis, gross margin as a percentage of revenues also increased, compared to the third quarter of this year.
International gross margin as a percentage of revenues increased compared to the same quarter last year, mainly as a result of higher utilization and improved project performance in France, partially offset by reduced activities in Australia, which historically had a higher gross margin. On a sequential basis, gross margin as a percentage of revenues also increased, compared to the third quarter of this year.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2024	| 17

Gross margin decreased by $2.5 million, or 1.6%, to $149.3 million for the twelve months ended March 31, 2024, from $151.8 million for the twelve months ended March 31, 2023. Gross margin as a percentage of revenues increased to 30.4% for the twelve months ended March 31, 2024, from 29.0% for the twelve months ended March 31, 2023, despite annual salary increases which came into effect in the first quarter of this year and a $1.1 million provision on tax credits receivable related to previous periods recorded in the second quarter of this year.
In Canada, gross margin as a percentage of revenues increased for the twelve months ended March 31, 2024, compared to the same period last year, mainly due to higher margin offerings, higher hourly billing rates, and a proportionally larger decrease in the use of subcontractors compared to permanent employees, partially offset by a $1.1 million provision on tax credits receivable related to previous periods.
In the U.S., gross margin as a percentage of revenues increased for the twelve months ended March 31, 2024, compared to the same period last year, due to a positive margin impact from the acquisition of Datum's U.S. business, higher margin offerings, higher utilization rates, and improved project performance.
International gross margin as a percentage of revenues decreased for the twelve months ended March 31, 2024, compared to the same period last year, mainly due to reduced activities in Australia, which historically had a higher gross margin.
8.3Operating Expenses
8.3.1Selling, General and Administrative Expenses
Selling, general and administrative expenses include salary, wages and other benefits for selling and administrative employees, occupancy costs, information technology and communications costs, share-based compensation, professional fees, public listing and investor fees, and other administrative expenses.
Selling, general and administrative expenses totaled $29.6 million for the three months ended March 31, 2024, representing a decrease of $6.4 million, or 17.7%, from $36.0 million for the three months ended March 31, 2023. Selling, general and administrative expenses as a percentage of revenues amounted to 24.6% for the three months ended March 31, 2024, compared to 26.4% for the same period last year, driven mainly by decreases of $1.8 million in employee compensations costs, due to an ongoing review of Alithya's cost structure, $1.7 million in non-cash shared-based compensation expenses, $0.3 million in training costs, and a decrease of $2.7 million in expenses mainly related to a reduction in impairment of property and equipment and right-of-use assets from the same quarter last year, as part of Alithya's ongoing review of its real estate strategy following the integration of acquisitions and changes in working conditions in order to reduce the Company's footprint and realize synergies.
In Canada, expenses decreased by $4.0 million, or 20.1%, to $16.2 million for the three months ended March 31, 2024, from $20.2 million for the three months ended March 31, 2023, due primarily to a decrease of $2.7 million in expenses mainly related to a reduction in impairment of property and equipment and right-of-use assets, as discussed above, and decreases of $1.0 million in non-cash share-based compensation, $0.8 million in employee compensation costs, and $0.4 million in employee training costs, partially offset by increases of $0.5 million in professional fees and $0.2 million in information technology and communications costs.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2024	| 18

U.S. expenses decreased by $2.4 million, or 16.3%, to $12.1 million for the three months ended March 31, 2024, from $14.5 million for the three months ended March 31, 2023, due primarily to decreases of $1.2 million in employee compensation costs, $0.8 million in non-cash share-based compensation, $0.4 million in professional fees, and $0.2 million in information technology and communications costs, partially offset by increases of $0.1 million in recruiting fees and $0.1 million in travel costs.
International expenses remained constant at $1.3 million for the three months ended March 31, 2024 and 2023.
Selling, general and administrative expenses totaled $121.6 million for the twelve months ended March 31, 2024, representing a decrease of $4.9 million, or 3.9%, from $126.5 million for the twelve months ended March 31, 2023. Selling, general and administrative expenses as a percentage of revenues amounted to 24.8% for the twelve months ended March 31, 2024, compared to 24.2% for the twelve months ended March 31, 2023 driven mainly by a decrease of $4.8 million in employee compensation costs due to an ongoing review of Alithya's cost structure, in response to the current economic environment, since the beginning of the year, and decreases of $1.8 million in non-cash shared based compensation costs, $1.4 million in impairment of property and equipment and right-of-use assets, $0.8 million in recruiting fees, and $0.4 million in social activities costs, partially offset by increases of $1.3 million in professional fees, $1.0 million related to internal IT projects and support costs, $0.7 million in travel costs, $0.5 million in information technology and communications costs, $0.3 million in business development costs, $0.3 million in occupancy costs, and $0.2 million in public listing and investor fees.
Expenses in Canada decreased by $5.0 million, or 7.0%, to $65.9 million for the twelve months ended March 31, 2024, from $70.9 million for the twelve months ended March 31, 2023, due primarily to decreases of $3.2 million in employee compensation costs, $1.3 million in non-cash share-based compensation, $1.4 million in impairment of property and equipment and right-of-use assets, as discussed above, $0.6 million in recruiting fees, $0.6 million in occupancy costs, and $0.5 million in training costs. These decreases were partially offset by increases of $1.3 million in professional fees, mainly due to the first year integrated SOX audit, $0.8 million in information technology and communications costs, $0.2 million in travel costs, and $0.2 million in public listing and investor fees.
US expenses decreased by $1.2 million, or 2.4%, to $50.4 million for the twelve months ended March 31, 2024, from $51.6 million for the twelve months ended March 31, 2023, due primarily to decreases of $2.2 million in employee compensation costs, $0.5 million in non-cash share-based compensation, and $0.4 million in professional fees, partially offset by increases of $0.6 million in information technology and communications costs, $0.6 million in occupancy costs, and $0.6 million in travel costs. The decreased expenses were partially offset by an unfavorable US$ exchange rate impact of $1.0 million.
International expenses increased by $1.3 million, or 32.1%, to $5.3 million for the twelve months ended March 31, 2024, from $4.0 million for the twelve months ended March 31, 2023, mainly due to increases of $0.6 million in employee compensation costs, $0.3 million in professional fees, and $0.2 million in occupancy costs, primarily related to Datum's international business, acquired on July 1, 2022.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2024	| 19

8.3.2Share-Based Compensation
Share-based compensation is included in cost of revenues and selling, general and administrative expenses and is detailed in the table below:

	For the three months ended March 31,		For the year ended March 31,
(in $ thousands)	2024	2023	2024	2023
	$	$	$	$
Stock options	127	525	594	1,262
Share purchase plan – employer contribution	340	347	1,394	1,372
Share-based compensation granted on business acquisitions	404	734	2,099	2,995
DSUs	146	818	600	1,250
RSUs	121	—	363	—
PSUs	88	527	1,207	1,233
	1,226	2,951	6,257	8,112

Share-based compensation amounted to $1.2 million for the three months ended March 31, 2024, representing a decrease of $1.8 million, from $3.0 million for the three months ended March 31, 2023. The decrease in share-based compensation was driven primarily by decreased expenses related to DSUs granted to eligible employees, decreased PSU expenses resulting from a recovery of expenses following management's review of assumptions related to the achievement of a performance vesting condition, and decreases in stock option expenses and share-based compensation granted on business acquisitions, partially offset by increased expenses related to RSUs.
Share-based compensation amounted to $6.3 million for the twelve months ended March 31, 2024, representing a decrease of $1.8 million, from $8.1 million for the twelve months ended March 31, 2023. The decrease in share-based compensation was driven primarily by decreased expenses related to share-based compensation granted on business acquisitions, stock options, and DSUs granted to eligible employees, partially offset by increased expenses related to RSUs.
8.3.3Business Acquisition, Integration and Reorganization Costs
Business acquisition, integration and reorganization costs amounted to a recovery of $1.4 million for the three months ended March 31, 2024, compared to an expense of $12.2 million for the three months ended March 31, 2023, driven primarily by a review of the earn-out settlement amount related to the Datum Acquisition, resulting in a recovery of $3.8 million of the earn-out consideration, as described in section 7 titled “Business Combinations”, and a decrease of $0.9 million in integration costs, partially offset by an increase of $0.3 million in reorganization costs driven by severance payments related to workforce reductions in response to the current economic environment, compared to the same quarter last year where reorganization costs were entirely related to modifications to cost structure consisting of employee termination and benefits costs.
Business acquisition, integration and reorganization costs amounted to $3.4 million for the twelve months ended March 31, 2024, representing a decrease of $14.7 million, from $18.1 million for the twelve months ended March 31, 2023, driven primarily by a recovery of $3.8 million of the earn-out settlement related to the Datum Acquisition, as described above, and decreases of $1.3 million in acquisition costs, $0.2 million in reorganization costs, and $0.1 million in integration costs.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2024	| 20

8.3.4Depreciation
Depreciation totaled $1.3 million for the three months ended March 31, 2024, compared to $1.7 million for the three months ended March 31, 2023. These costs consisted primarily of depreciation of Alithya’s property and equipment, which decreased by $0.1 million, and right-of-use assets, which decreased by $0.3 million.
Depreciation totaled $5.9 million for the twelve months ended March 31, 2024, compared to $6.5 million for the twelve months ended March 31, 2023. These costs consisted primarily of depreciation of Alithya’s property and equipment, which increased by $0.5 million, and right-of-use assets, which decreased by $1.1 million.
8.3.5Amortization of Intangibles
Amortization of intangibles totaled $4.8 million for the three months ended March 31, 2024, compared to $8.7 million for the three months ended March 31, 2023. These costs consisted primarily of amortization of customer relationships recognized on acquisitions, which decreased by $3.5 million, and amortization of software, which decreased by $0.4 million, as certain intangibles were fully amortized, compared to the same quarter last year.
Amortization of intangibles totaled $23.1 million for the twelve months ended March 31, 2024, compared to $27.5 million for the twelve months ended March 31, 2023. These costs consisted primarily of amortization of customer relationships recognized on acquisitions, which decreased by $4.9 million, and amortization of software, which increased by $0.4 million.
8.3.6Foreign Exchange Loss
Foreign exchange loss amounted to $0.2 million for the three months ended March 31, 2024, compared to $0.1 million for the three months ended March 31, 2023.
Foreign exchange loss amounted to $0.1 million for the twelve months ended March 31, 2024, compared to $0.2 million for the twelve months ended March 31, 2023.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2024	| 21

8.4Other Income and Expenses
8.4.1Net Financial Expenses
Net financial expenses are summarized in the table below:

	For the three months ended March 31,		For the year ended March 31,
(in $ thousands)	2024	2023	2024	2023
	$	$	$	$
Interest on long-term debt	2,173	2,127	10,831	7,087
Interest on lease liabilities	129	194	664	825
Amortization of finance costs	79	149	426	430
Interest accretion on balances of purchase price payable	87	127	384	784
Financing fees	39	96	220	558
Interest income	(245)	(116)	(668)	(349)
	2,262	2,577	11,857	9,335

Net financial expenses amounted to $2.3 million for the three months ended March 31, 2024, representing a decrease of $0.3 million, or 12.3%, from $2.6 million for the three months ended March 31, 2023, driven mainly by increased interest income and decreases in amortization of finance costs, interest on lease liabilities, financing fees, and interest accretion on balances of purchase price payable.
Net financial expenses amounted to $11.9 million for the twelve months ended March 31, 2024, representing an increase of $2.6 million, or 27.0%, from $9.3 million for the twelve months ended March 31, 2023, driven mainly by increased variable interest rates, which accounted for the increase in interest on long-term debt, partially offset by decreases in interest accretion on balances of purchase payable, financing fees, and interest on lease liabilities, and increased interest income, earned primarily in the first quarter of this year on a special one-time commercial agreement.
8.4.2Income Taxes
Income tax recovery amounted to $0.3 million for the three months ended March 31, 2024, representing a decrease of $0.2 million, from $0.5 million for the three months ended March 31, 2023, due primarily to decreased deferred tax recovery in certain entities, partially offset by increased current tax recovery, as a result of decreased taxable income in certain jurisdictions. Certain entities of the Group with a history of losses do not recognize deferred tax assets related to their loss in the period.
Income tax expense amounted to $0.1 million for the twelve months ended March 31, 2024, representing an increase of $6.4 million, from a recovery of $6.3 million for the twelve months ended March 31, 2023, due primarily to a deferred tax recovery resulting from a deferred tax asset in the amount of $6.0 million that was probable of being realized as a result of the deferred tax liability pursuant to the acquisition of Datum in the same period last year, partially offset by a decrease in current tax expense, as a result of decreased taxable income in certain jurisdictions. Certain entities of the Group with a history of losses do not recognize deferred tax assets related to their loss in the period.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2024	| 22

8.5Net Earnings (Loss) and Earnings (Loss) per Share
Net earnings for the three months ended March 31, 2024 were $2.3 million, representing an increase of $22.3 million, from a net loss of $20.0 million for the three months ended March 31, 2023. The net earnings were driven by a decrease in selling, general and administrative expenses, including a $2.7 million reduction in expenses mainly related to impairment of property and equipment and right-of-use assets, decreased business acquisition, integration and reorganization costs, including a recovery of $3.8 million of the earn-out consideration related to the Datum Acquisition, decreased amortization of intangibles and depreciation of property and equipment, and decreased net financial expenses, partially offset by decreased gross margin and increased income tax expense for the three months ended March 31, 2024, compared to the three months ended March 31, 2023. On a per share basis, this translated into basic and diluted net earnings per share of $0.02 for the three months ended March 31, 2024, compared to a net loss of $0.21 per share for the three months ended March 31, 2023.
Net loss for the twelve months ended March 31, 2024 was $16.7 million, representing a decrease of $13.4 million, from $30.1 million, for the twelve months ended March 31, 2023. The decreased net loss was driven by decreased selling, general and administrative expenses, including a $1.4 million reduction in expenses mainly related to impairment of property and equipment and right-of-use assets, decreased business acquisition, integration and reorganization costs, including a recovery of $3.8 million of the earn-out consideration related to the Datum Acquisition, and decreased amortization of intangibles and depreciation of property and equipment, partially offset by an increase in income tax expense, primarily due to a decrease in deferred tax recovery resulting from a deferred tax asset in the amount of $6.0 million that was probable of being realized as a result of the deferred tax liability pursuant to the acquisition of Datum in the same period last year, a decrease in gross margin, and an increase in net financial expenses for the twelve months ended March 31, 2024, compared to the twelve months ended March 31, 2023. On a per share basis, this translated into a basic and diluted net loss per share of $0.17 for the twelve months ended March 31, 2024, compared to a net loss of $0.32 per share for the twelve months ended March 31, 2023.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2024	| 23

8.6Adjusted Net Earnings and Adjusted Net Earnings per Share
The following table reconciles net earnings (loss) to Adjusted Net Earnings:

	For the three months ended March 31,		For the year ended March 31,
(in $ thousands)	2024	2023	2024	2023
	$	$	$	$
Net earnings (loss)	2,298	(19,993)	(16,660)	(30,097)
Business acquisition, integration and reorganization costs	(1,414)	12,166	3,384	18,079
Amortization of intangibles	4,795	8,693	23,095	27,497
Share-based compensation	1,226	2,951	6,257	8,112
Impairment of property and equipment and right-of-use assets and loss on lease termination	139	2,758	1,462	2,758
Income tax related to deferred tax asset recognized on purchase price allocation	—	—	—	(6,026)
Income tax expense related to above items	(989)	(1,574)	(3,930)	(5,581)
Adjusted Net Earnings (1)(2)	6,055	5,001	13,608	14,742
Basic and diluted earnings (loss) per share	0.02	(0.21)	(0.17)	(0.32)
Adjusted Net Earnings per Share (1)(2)	0.06	0.05	0.14	0.16

1 Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
2 Figures for the year ended March 31, 2024 reflect adjustments for certain changes to the calculations and assumptions.
Adjusted Net Earnings amounted to $6.1 million for the three months ended March 31, 2024, representing an increase of $1.1 million, or 21.1%, from $5.0 million for the three months ended March 31, 2023. As explained above, decreased selling, general and administrative expenses, decreased depreciation of property and equipment and right-of-use assets, and decreased net financial expenses were partially offset by decreased gross margin and decreased income tax recovery. This translated into Adjusted Net Earnings per Share of $0.06 for the three months ended March 31, 2024, compared to $0.05 for the three months ended March 31, 2023.
Adjusted Net Earnings amounted to $13.6 million for the twelve months ended March 31, 2024, representing a decrease of $1.1 million, or 7.7%, from $14.7 million for the twelve months ended March 31, 2023. As explained above, decreased gross margin, increased net financial expenses, and increased income tax expense, resulting primarily from a deferred tax asset in the amount of $6.0 million that was probable of being realized as a result of the deferred tax liability pursuant to the acquisition of Datum in the same period last year, were partially offset by decreased selling, general and administrative expenses and decreased depreciation of property and equipment and right-of-use assets. This translated into Adjusted Net Earnings per Share of $0.14 for the twelve months ended March 31, 2024, compared to $0.16 for the twelve months ended March 31, 2023.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2024	| 24

8.7Segment Reporting
Operating income by segment refers to operating income before head office general and administrative expenses and business acquisition, integration and reorganization costs, which are not considered when assessing the underlying financial performance of the reportable segments. Head office general and administrative expenses are expenses and salaries related to centralized functions, such as global finance, legal, human capital, and technology teams, which are not allocated to segments. This measure also excludes the effects of depreciation, amortization, and foreign exchange loss (gain).
The following tables present the Group's operations based on reportable segments:

	For the three months ended March 31, 2024
(in $ thousands)	Canada	U.S.	International	Total
	$	$	$	$
Revenues	64,589	50,449	5,502	120,540
Operating income by segment	7,992	10,258	761	19,011
Head office general and administrative expenses				9,872
Business acquisition, integration and reorganization costs				(1,414)
Foreign exchange loss				152
Operating income before depreciation and amortization				10,401
Depreciation and amortization				6,098
Operating income				4,303

	For the three months ended March 31, 2023
(in $ thousands)	Canada	U.S.	International	Total
	$	$	$	$
Revenues	81,158	49,289	5,777	136,224
Operating income by segment	10,490	7,572	688	18,750
Head office general and administrative expenses				13,996
Business acquisition, integration and reorganization costs				12,166
Foreign exchange loss				96
Operating loss before depreciation and amortization				(7,508)
Depreciation and amortization				10,414
Operating loss				(17,922)

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2024	| 25

	For the year ended March 31, 2024
(in $ thousands)	Canada	U.S.	International	Total
	$	$	$	$
Revenues	277,544	192,493	21,088	491,125
Operating income by segment	32,913	32,830	2,480	68,223
Head office general and administrative expenses				40,471
Business acquisition, integration and reorganization costs				3,384
Foreign exchange loss				102
Operating income before depreciation and amortization				24,266
Depreciation and amortization				29,008
Operating loss				(4,742)

	For the year ended March 31, 2023
(in $ thousands)	Canada	U.S.	International	Total
	$	$	$	$
Revenues	312,349	189,883	20,469	522,701
Operating income by segment	35,964	26,736	2,953	65,653
Head office general and administrative expenses				40,401
Business acquisition, integration and reorganization costs				18,079
Foreign exchange loss				159
Operating income before depreciation and amortization				7,014
Depreciation and amortization				34,033
Operating loss				(27,019)

For a discussion of revenue variances by segment, refer to section 8.1 titled “Revenues”.
Operating income by segment in Canada decreased by $2.5 million, or 23.8%, to $8.0 million for the three months ended March 31, 2024, from $10.5 million for the three months ended March 31, 2023, due to decreased gross margin caused primarily by revenue decline, partially offset by decreased selling, general and administrative expenses related to operations.
Operating income by segment in the U.S. increased by $2.7 million, or 35.5%, to $10.3 million for the three months ended March 31, 2024, from $7.6 million for the three months ended March 31, 2023, due to increased revenues and gross margin and decreased selling, general and administrative expenses related to operations.
Operating income for the international segment increased by $0.1 million, or 10.6%, to $0.8 million for the three months ended March 31, 2024, from $0.7 million for the three months ended March 31, 2023, due to increased gross margin.
Operating income by segment in Canada decreased by $3.1 million, or 8.5%, to $32.9 million for the twelve months ended March 31, 2024, from $36.0 million for the twelve months ended March 31, 2023, due to decreased gross margin caused primarily by revenue decline, partially offset by decreased selling, general and administrative expenses related to operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2024	| 26

Operating income by segment in the U.S. increased by $6.1 million, or 22.8%, to $32.8 million for the twelve months ended March 31, 2024, from $26.7 million for the twelve months ended March 31, 2023, due to increased revenues and gross margin and decreased selling, general and administrative expenses related to operations.
Operating income for the international segment decreased by $0.5 million, or 16.0%, to $2.5 million for the twelve months ended March 31, 2024, from $3.0 million for the twelve months ended March 31, 2023, due to decreased gross margin and increased selling, general and administrative expenses related to operations.
8.8EBITDA and Adjusted EBITDA
The following table reconciles net earnings (loss) to EBITDA and Adjusted EBITDA:

	For the three months ended March 31,		For the year ended March 31,
(in $ thousands)	2024	2023	2024	2023
	$	$	$	$
Revenues	120,540	136,224	491,125	522,701
Net earnings (loss)	2,298	(19,993)	(16,660)	(30,097)
Net financial expenses	2,262	2,577	11,857	9,335
Income tax (recovery) expense	(257)	(506)	61	(6,257)
Depreciation	1,303	1,721	5,913	6,536
Amortization of intangibles	4,795	8,693	23,095	27,497
EBITDA (1)	10,401	(7,508)	24,266	7,014
EBITDA Margin (1)	8.6%	(5.5)%	4.9%	1.3%
Adjusted for:
Foreign exchange loss	152	96	102	159
Share-based compensation	1,226	2,951	6,257	8,112
Business acquisition, integration and reorganization costs	(1,414)	12,166	3,384	18,079
Impairment of property and equipment and right-of-use assets and loss on lease termination	139	2,758	1,462	2,758
Adjusted EBITDA (1)	10,504	10,463	35,471	36,122
Adjusted EBITDA Margin (1)	8.7%	7.7%	7.2%	6.9%

1 Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
EBITDA amounted to $10.4 million for the three months ended March 31, 2024, representing an increase of $17.9 million, from a loss of $7.5 million for the three months ended March 31, 2023. EBITDA Margin was 8.6% for the three months ended March 31, 2024, compared to (5.5)% for the three months ended March 31, 2023.
Adjusted EBITDA amounted to $10.5 million for the three months ended March 31, 2024 and 2023. As explained above, decreased gross margin caused primarily by revenue decline was offset by decreased selling, general, and administrative expenses. Adjusted EBITDA Margin was 8.7% for the three months ended March 31, 2024, compared to 7.7% for the three months ended March 31, 2023.
EBITDA amounted to $24.3 million for the twelve months ended March 31, 2024, representing an increase of $17.3 million, or 246.0%, from $7.0 million for the twelve months ended March 31, 2023. EBITDA Margin was

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2024	| 27

4.9% for the twelve months ended March 31, 2024, compared to 1.3% for the twelve months ended March 31, 2023.
Adjusted EBITDA amounted to $35.5 million for the twelve months ended March 31, 2024, representing a decrease of $0.6 million, or 1.8%, from $36.1 million for the twelve months ended March 31, 2023. As explained above, decreased gross margin was partially offset by decreased selling, general and administrative expenses. Adjusted EBITDA Margin was 7.2% for the twelve months ended March 31, 2024, compared to 6.9% for the twelve months ended March 31, 2023.
9. Bookings and Backlog
Bookings during the three months ended March 31, 2024 were $133.9 million, which translated into a Book-to-Bill Ratio of 1.11 for the quarter. The Book-to-Bill Ratio would be 1.27 if revenues from the two long-term contracts signed as part of an acquisition in the first quarter of fiscal year 2022 were excluded.
For the twelve months ended March 31, 2024, Bookings were $480.5 million, which translated into a Book-to-Bill ratio of 0.98. The Book-to-Bill Ratio would be 1.13 if revenues from the two long-term contracts signed as part of an acquisition in the first quarter of fiscal year 2022 were excluded.
Management believes information regarding Bookings can provide useful trend insight to investors regarding changes in the volume of new business over time. However, contracts typically provide termination clauses at the option of the customer. Furthermore, modifications of the scope of work and demand-driven usage may occur. As such, the amount of the contract actually realized could materially differ from the initial Bookings.
As at March 31, 2024, Backlog represented approximately 16 months of trailing twelve-month revenues. The Backlog includes revenue agreements for projects which may extend beyond twelve months.
Management believes that Backlog information can provide useful trend insight to investors regarding changes in management’s best estimate of future revenues stemming from signed revenue agreements. However, contracts typically provide termination clauses at the option of the customer. Furthermore, modifications of the scope of work and demand-driven usage may occur. There can be no assurance that subsequent cancellations or scope adjustments will not occur, that the Backlog will ultimately result in earnings, or when the related revenues and earnings from such Backlog will be recognized. As such, the amount of the contract actually realized could materially differ from the amount included in Backlog at a given date.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2024	| 28

10. Liquidity and Capital Resources
10.1Consolidated Statements of Cash Flows
Alithya’s ongoing operations and growth are financed through a combination of operating cash flows, borrowings under its existing credit facility, secured loans and a subordinated unsecured loan, and the issuance of equity. Alithya seeks to maintain an optimal level of liquidity through the active management of its assets and liabilities, as well as its cash flows. The following table summarizes Alithya’s cash flow activities for the three and twelve months ended March 31, 2024 and 2023:

	For the three months ended March 31,		For the year ended March 31,
(in $ thousands)	2024	2023	2024	2023
	$	$	$	$
Net cash from operating activities	9,732	4,431	15,669	28,882
Net cash used in investing activities	(331)	(326)	(787)	(13,728)
Net cash used in financing activities	(11,473)	(5,633)	(28,577)	(11,326)
Effect of exchange rate changes	114	92	(29)	1,100
Net change in cash	(1,958)	(1,436)	(13,724)	4,928
Cash at the beginning of the period	10,817	24,019	22,583	17,655
Cash at the end of the period	8,859	22,583	8,859	22,583

10.2Cash Flows - Operating Activities
For the three months ended March 31, 2024, net cash from operating activities was $9.7 million, representing an increase of $5.3 million, or 119.6%, from $4.4 million for the three months ended March 31, 2023. The cash flows for the three months ended March 31, 2024 resulted primarily from the net earnings of $2.3 million, plus $5.8 million of non-cash adjustments to net earnings, consisting primarily of depreciation and amortization, net financial expenses, share-based compensation, and unrealized foreign exchange loss, partially offset by a recovery of contingent consideration from the earn-out settlement amount related to the Datum Acquisition, as described in section 7 titled “Business Combinations”, and deferred taxes, and $1.7 million in favorable changes in non-cash working capital items. In comparison, the cash flows for the three months ended March 31, 2023 resulted primarily from the net loss of $20.0 million, plus $28.0 million of non-cash adjustments to the net loss, consisting primarily of depreciation and amortization, contingent consideration, impairment of property and equipment and right-of-use assets, share-based compensation, and net financial expenses, partially offset by deferred taxes, and $3.6 million in unfavorable changes in non-cash working capital items.
Favorable changes in non-cash working capital items of $1.7 million during the three months ended March 31, 2024 consisted primarily of a $5.9 million decrease in tax credits receivable, a $2.5 million decrease in unbilled revenues, a $2.3 million increase in deferred revenues, a $1.3 million increase in accounts payable and accrued liabilities, and a $0.2 million decrease in other assets, partially offset by a $9.6 million increase in accounts receivable and other receivables and a $0.9 million increase in prepaids. For the three months ended March 31, 2023, unfavorable changes in non-cash working capital items of $3.6 million consisted primarily of a $4.5 million increase in unbilled revenues, a $1.3 million increase in prepaids, a $0.5 million increase in tax credits receivable, and a $0.4 million decrease in deferred revenues, partially offset by a $2.8 million increase in

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2024	| 29

accounts payable and accrued liabilities and a $0.5 million decrease in accounts receivable and other receivables.
For the twelve months ended March 31, 2024, net cash from operating activities was $15.7 million, representing a decrease of $13.3 million, or 45.7%, from $28.9 million for the twelve months ended March 31, 2023. The cash flows for the twelve months ended March 31, 2024 resulted primarily from the net loss of $16.7 million, plus $42.6 million of non-cash adjustments to the net loss, consisting primarily of depreciation and amortization, net financial expenses, share-based compensation, and impairment of property and equipment and right-of-use assets, partially offset by a recovery of contingent consideration from the earn-out settlement amount related to the Datum Acquisition, the settlement of RSUs, deferred taxes, and other items, and $10.2 million in unfavorable changes in non-cash working capital items. In comparison, the cash flows for the twelve months ended March 31, 2023 resulted primarily from the net loss of $30.1 million, plus $56.7 million of non-cash adjustments to the net loss, consisting primarily of depreciation and amortization, net financial expenses, contingent consideration, share-based compensation, impairment of property and equipment and right-of-use assets, and realized foreign exchange loss on repayment of long-term debt, partially offset by deferred taxes and unrealized foreign exchange gain, and $2.3 million in favorable changes in non-cash working capital items.
Unfavorable changes in non-cash working capital items of $10.2 million during the twelve months ended March 31, 2024 consisted primarily of a $17.1 million decrease in accounts payable and accrued liabilities, a $6.2 million increase in accounts receivable and other receivables and a $0.2 million increase in other assets, partially offset by a $8.5 million decrease in unbilled revenues, a $3.0 million increase in deferred revenues, a $1.2 million decrease in tax credits receivable, and a $0.6 million decrease in prepaids. For the twelve months ended March 31, 2023, favorable changes in non-cash working capital items of $2.3 million consisted primarily of a $15.8 million decrease in accounts receivable and other receivables and a $0.1 million decrease in other assets, partially offset by a $6.2 million decrease in accounts payable and accrued liabilities, a $4.5 million increase in unbilled revenues, a $1.6 million increase in tax credits receivable, a $0.9 million increase in prepaids, and a $0.4 million decrease in deferred revenues.
10.3Cash Flows - Investing Activities
For the three months ended March 31, 2024 and 2023, net cash used in investing activities was $0.3 million. The cash used in the three months ended March 31, 2024 resulted primarily from purchases of property and equipment as part of the ordinary course of business. In comparison, the cash used in the three months ended March 31, 2023 resulted primarily from purchases of property and equipment and intangibles as part of the ordinary course of business.
For the twelve months ended March 31, 2024, net cash used in investing activities was $0.8 million, representing a decrease of $12.9 million, from $13.7 million for the twelve months ended March 31, 2023. The cash used in the twelve months ended March 31, 2024 resulted primarily from purchases of property and equipment and intangibles as part of the ordinary course of business. In comparison, the cash used in the twelve months ended March 31, 2023 resulted primarily from the Datum Acquisition, net of the working capital adjustment, and purchases of property and equipment and intangibles as part of the ordinary course of business, partially offset by a decrease in restricted cash.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2024	| 30

10.4     Cash Flows - Financing Activities
For the three months ended March 31, 2024, net cash used in financing activities was $11.5 million, representing an increase of $5.9 million, from $5.6 million for the three months ended March 31, 2023. The cash flows for the three months ended March 31, 2024 resulted primarily from $45.1 million in long-term debt repayments, $2.1 million in financial expenses paid, $1.5 million in repayments of lease liabilities, including lease termination costs, and $0.2 million in shares purchased for cancellation, partially offset by $37.5 million in proceeds from long-term debt, net of related transaction costs, as described in section 10.6. In comparison, the cash flows for the three months ended March 31, 2023 resulted primarily from $30.9 million in long-term debt repayments, $2.3 million in financial expenses paid, and $0.9 million in repayments of lease liabilities, including lease termination costs, partially offset by $28.2 million in proceeds from long-term debt, net of related transaction costs, as described in section 10.6, and $0.3 million from the exercise of stock options.
For the twelve months ended March 31, 2024, net cash used in financing activities was $28.6 million, representing an increase of $17.3 million, from $11.3 million for the twelve months ended March 31, 2023. The cash flows for the twelve months ended March 31, 2024 resulted primarily from $159.1 million in long-term debt repayments, $11.0 million in financial expenses paid, $5.8 million in repayments of lease liabilities, including lease termination costs, and $1.0 million in shares purchased for cancellation, partially offset by $148.3 million in proceeds from long-term debt, net of related transaction costs. In comparison, the cash flows for the twelve months ended March 31, 2023 resulted primarily from $97.5 million in long-term debt repayments, $8.1 million in financial expenses paid, $3.7 million in repayments of lease liabilities, including lease termination costs, and $1.0 million in shares purchased for cancellation, partially offset by $98.7 million in proceeds from long-term debt, net of related transaction costs, and $0.3 million from the exercise of stock options.
10.5Capital Resources
Alithya’s capital consists of cash, long-term debt, and total equity. Alithya’s main objectives when managing capital are to provide a strong capital base in order to maintain shareholders’, creditors’, and other stakeholders’ confidence and to sustain future growth and development of the business, to maintain a flexible capital structure that optimizes the cost of capital at an acceptable risk level and preserves the ability to meet its financial obligations, to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions, and to provide returns on investment to shareholders.
In managing its capital structure, Alithya monitors performance throughout the year to ensure anticipated working capital requirements and maintenance capital expenditures are funded from operations, available cash and, where applicable, borrowings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2024	| 31

10.6    Long-Term Debt and Net Debt
The following table summarizes the Company’s long-term debt:

As at	March 31,	March 31,
(in $ thousands)	2024	2023
	$	$
Senior secured revolving credit facility (the "Credit Facility") (a)	81,073	82,512
Secured loans (b)	8,537	13,192
Subordinated unsecured loans (c)	20,000	20,000
Balance of purchase price payable with a nominal value of $8,436,000 (US$6,230,000) (March 31, 2023 - $12,641,000 (US$9,345,000)), non-interest bearing (4.4% effective interest rate), payable in annual installments of $4,218,000 (US$3,115,000), maturing on July 1, 2025	8,172	11,993
Unamortized transaction costs (net of accumulated amortization of $215,000 and $1,184,000)	(400)	(507)
	117,382	127,190
Current portion of long-term debt	12,687	12,808
	104,695	114,382

(a) On December 22, 2023, the Company entered into an Amended and Restated Credit Agreement (the “Agreement”). The Agreement increased the existing available Credit Facility to a maximum amount of $140,000,000 which can be increased under an accordion provision to $190,000,000, under certain conditions, and can be drawn in Canadian dollars and the equivalent amount in U.S. dollars. It is available in prime rate advances, CORRA advances, SOFR advances and letters of credit of up to $2,500,000.
The advances bear interest at the Canadian or U.S. prime rate, plus an applicable margin ranging from 0.75% to 1.75%, or CORRA or SOFR rates, plus an applicable margin ranging from 2.00% to 3.00%, as applicable for Canadian and U.S. advances, respectively. The applicable margin is determined based on threshold limits for certain financial ratios. As security for the Credit Facility, Alithya provided a first ranking hypothec on the universality of its assets excluding any leased equipment and Investissement Québec’s first ranking lien on tax credits receivable for the financing related to refundable tax credits. Under the terms of the agreement, the Company is required to maintain certain financial covenants which are measured on a quarterly basis.
The Credit Facility now matures on April 1, 2026 and is renewable for additional one-year periods at the lender’s discretion, but the term of the Credit Facility cannot exceed three years.
As at March 31, 2024, the amount outstanding under the Credit Facility includes $71,773,000 (March 31, 2023 - $82,512,000) payable in U.S. dollars (US$53,000,000; March 31, 2023 - US$61,000,000).
The Company has an additional operating credit facility available to a maximum amount of $2,708,000 (US$2,000,000), bearing interest at U.S. prime rate plus 1.00%, with the same security and financial covenants as the Credit Facility. This operating credit facility can be terminated by the lender at any time. There was no amount outstanding under this additional operating credit facility as at March 31, 2024 and 2023.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2024	| 32

(b) The secured loans issued by Investissement Québec to finance the Company’s refundable tax credits have the following terms and conditions:

As at			March 31,	March 31,
(in $ thousands)			2024	2023
			$	$
Year of related Refundable Tax Credit	Repayable on the earlier of the date of receipt of the refundable tax credits receivable and	Bearing interest at
2022	March 31, 2024	Prime rate + 1,00%	—	8,719
2023	March 31, 2025	Prime rate + 1,25%	8,537	4,473
			8,537	13,192

The maximum amount that can be financed for the 2023 refundable tax credits is the lesser of 90% of the eligible refundable tax credits and $10,670,000. The loans are secured by a first ranking hypothec on the universality of the Company’s financed refundable tax credits receivable and a subordinated ranking hypothec on accounts receivable and other receivables.
(c) On March 13, 2024, the Company entered into an amended agreement. The maturity of the subordinated unsecured loans with Investissement Québec, in the amount of $20,000,000, was extended from October 1, 2025 to October 1, 2026 and the loans are now renewable for one additional year at the lender’s discretion. For the period up to October 1, 2025, the first $10,000,000 bears interest at fixed rates ranging between 6.00% and 7.25% and the additional $10,000,000 bears interest ranging between 7.10% and 8.35%, determined and payable quarterly, based on threshold limits for certain financial ratios. The interest rates for the period between October 1, 2025 to October 1, 2026 will be communicated by the lender at the latest fifteen days prior to October 1, 2025. Once communicated, the Company will have the option to partially or fully repay the loans, without penalties, by October 1, 2025 at the latest.
Under the terms of the loans, the Company is required to maintain compliance with certain financial covenants which are measured on a quarterly basis.
(a)(c) The Company was in compliance with all of its financial covenants as at March 31, 2024 and 2023.
Total long-term debt as at March 31, 2024 decreased by $9.8 million, to $117.4 million, from $127.2 million as at March 31, 2023, due primarily to a decrease of $4.7 million in the secured loans, a reduction of $3.8 million in the balance of purchase price payable related to the Datum Acquisition, and a decrease of $1.4 million in drawings under the Credit Facility. The decrease in total long-term debt resulted in a $13.7 million decrease in cash as at March 31, 2024 compared to March 31, 2023.
As at March 31, 2024, cash amounted to $8.9 million and $81.1 million was drawn under the Credit Facility and classified as long-term debt. In comparison, as at March 31, 2023, cash amounted to $22.6 million and $82.5 million was drawn under the Credit Facility and classified as long-term debt.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2024	| 33

The following table reconciles long-term debt to Net Debt(1):

As at	March 31,	March 31,
(in $ thousands)	2024	2023
	$	$
Current portion of long-term debt	12,687	12,808
Non-current portion of long-term debt	104,695	114,382
Total long-term debt	117,382	127,190
Less:
Cash	8,859	22,583
Net Debt	108,523	104,607

1 Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
During the twelve months ended March 31, 2024, Alithya's Net Debt increased primarily as a result of the decrease in cash, partially offset by the decreased borrowing under the Credit Facility, as explained above.
10.7    Contractual Obligations
The following table summarizes the carrying amounts and the contractual maturities of both the interest and principal portions of significant financial liabilities and contracted expenditures for operating commitments:

As at	March 31, 2024
(in $ thousands)	Carrying amount	Total	Less than 1 year	1-2 years	2-5 years	More than 5 years
	$	$	$	$	$	$
Trade payable	41,751	41,751	41,751	—	—	—
Contingent consideration	4,082	4,358	—	4,358	—	—
Credit Facility	81,073	93,444	6,065	6,306	81,073	—
Secured loans	8,537	8,580	8,580	—	—	—
Subordinated unsecured loans	20,000	23,871	1,310	1,608	20,953	—
Balance of purchase price payable	8,172	8,436	4,218	4,218	—	—
Lease liabilities	11,520	12,615	4,559	2,750	3,981	1,325
Operating commitments	—	14,560	6,725	3,096	4,739	—
	175,135	207,615	73,208	22,336	110,746	1,325

10.8Off-Balance Sheet Arrangements
Alithya uses off-balance sheet financing for operating commitments for technology licenses and infrastructure, as disclosed in the section above titled "Contractual Obligations". Other than as disclosed in the section above and Note 15 of the annual audited consolidated financial statements, there have been no material changes with respect to off-balance sheet arrangements since March 31, 2023 outside of Alithya’s ordinary course of business.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2024	| 34

11. Share Capital
In the context of the discussion on share capital, Alithya Group inc. will be referred to as the “Company”. The details of Alithya's share capital are fully described in Note 13 of Alithya's annual audited consolidated financial statements.
11.1Normal Course Issuer Bid
On September 13, 2023, the Company’s Board of Directors authorized and subsequently the TSX approved the renewal of its normal course issuer bid ("NCIB"). Under the NCIB, the Company is allowed to purchase for cancellation up to 2,411,570 (previously 2,491,128) Subordinate Voting Shares, representing 5% of the Company’s public float as of the close of markets on September 7, 2023.
The NCIB commenced on September 20, 2023 and will end on the earlier of September 19, 2024 (previously between September 20, 2022 and September 19, 2023) and the date on which the Company will have acquired the maximum number of Subordinate Voting Shares allowable under the NCIB or will otherwise decide not to make any further purchases. All purchases of Subordinate Voting Shares are made by means of open market transactions at their market price at the time of acquisition.
In connection with the NCIB, the Company entered into an automatic share purchase plan (“ASPP”) with a designated broker. The ASPP allows the designated broker, to purchase for cancellation Subordinate Voting Shares, on behalf of the Company, subject to certain trading parameters established, from time to time, by the Company.
12. Related Parties
Ultimate controlling party
As at March 31, 2024, the holders of Multiple Voting Shares, directly or indirectly, collectively owned or exercised control over Subordinate Voting Shares and Multiple Voting Shares representing approximately 45.6% of the total voting rights of Alithya. The holders entered into a voting agreement on November 1, 2018, pursuant to which they agreed to, among other things, vote all of the Subordinate Voting Shares and Multiple Voting Shares under their control in accordance with decisions made by a majority of them, subject to certain exceptions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2024	| 35

Transactions with directors and key management personnel
Key management includes members of the Company’s Executive Committee and certain other key management personnel. Key management of Alithya participate in the share purchase plan, the Long-term Incentive Plan, and the Share Unit Plan. The compensation paid or payable to directors and to key management for services is shown below:

Year ended	March 31,	March 31,
(in $ thousands)	2024	2023
	$	$
Director compensation, and key management salaries and benefits (a)	4,100	4,101
Share-based compensation	2,106	3,081
	6,206	7,182

(a) Salaries and benefits include short-term incentive compensation.
In addition to the above amounts, the Company is committed to pay incremental benefits to certain members of key management up to $6,433,000 (2023 - $6,624,000) in the event of a change of control and/or termination without cause.
Operating transactions with key management personnel
In the normal course of operations, the Company incurred the following transactions with an entity controlled by a director. The transactions have been recorded at the contractual amount of the consideration established, which represents market rates, as agreed by the related parties. As at March 31, 2024, the entity was no longer a related party as its controlling shareholder ceased to be a director of the Company on September 14, 2022.

Year ended	March 31,	March 31,
(in $ thousands)	2024	2023
	$	$
Revenues (a)	—	6,811

(a) Under a ten-year commercial agreement, ending in April 2031, an entity controlled by a former director has committed to minimum annual gross margin, resulting from the procurement of consulting services, with annual surpluses and/or deficiencies thereof eligible to certain carryover provisions. Should the minimum contracted amounts not be met, the entity will make compensating payments based on a formula as defined in the commercial agreement. The commercial agreement may be extended to April 2034, however the minimum annual gross margin requirements will not be applicable to the extension period.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2024	| 36

13. Selected Annual Information

	For the years ended March 31,
(in $ thousands)	2024	2023	2022
	$	$	$
Revenues	491,125	522,701	437,885
Net loss	(16,660)	(30,097)	(15,548)
Basic and diluted loss per share	(0.17)	(0.32)	(0.18)
Total assets	416,497	464,101	447,721
Non-current long-term debt and lease liabilities	112,079	129,025	105,113

Revenues decreased from March 31, 2023 to March 31, 2024 primarily due to a reduction in information technology investments in the banking sector and certain client projects reaching maturity, partially offset by organic growth in certain areas of the business and the positive impact of foreign exchange variations between the periods. Revenues increased from March 31, 2022 to March 31, 2023 primarily due to the acquisitions of Vitalyst, LLC ("Vitalyst"), which provided an additional ten months of revenues in fiscal 2023 compared to the prior year, and Datum, as well as organic growth in all areas and the positive impact of foreign exchange variations between the periods.
Net loss and basic and diluted loss per share decreased from March 31, 2023 to March 31, 2024 primarily due to decreases in selling, general and administrative expenses, business acquisition, integration and reorganization costs, including a recovery of the earn-out consideration related to the Datum Acquisition, and amortization of intangibles and depreciation of property and equipment, partially offset by decreased gross margin and increases in income tax expense, primarily due to a decrease in deferred tax recovery resulting from a deferred tax asset that was probable of being realized as a result of the deferred tax liability pursuant to the acquisition of Datum in the prior year, and net financial expenses. Net loss and basic and diluted loss per share increased from March 31, 2022 to March 31, 2023 primarily due to increases in selling, general and administrative expenses, including decreased governmental wage subsidies, business acquisition, integration and reorganization costs, including the potential earn-out consideration related to the Datum Acquisition, depreciation and amortization, and net financial expenses, partially offset by increases in gross margin and income tax recovery.
The decrease in total assets from March 31, 2023 to March 31, 2024 was due primarily to the decrease in cash, due to repayments under the Credit Facility, and the decreases in unbilled revenues and intangibles assets and property and equipment due to amortization and depreciation that occurred during the year ended March 31, 2024, partially offset by an increase in accounts receivable and other receivables. The increase in total assets from March 31, 2022 to March 31, 2023 was due primarily to the acquisition of Datum, which resulted in the recognition of intangible assets and goodwill, partially offset by the decrease in intangible assets due to amortization that occurred during the year ended March 31, 2023.
Non-current long-term debt and lease liabilities decreased from March 31, 2023 to March 31, 2024 primarily due to the decreased long-term debt, as described in section 10.6, a recovery of the earn-out consideration related to the Datum Acquisition, and a reassessment of lease liabilities as part of Alithya's ongoing review of its real estate strategy following the integration of acquisitions and changes in working conditions in order to reduce the Company's footprint and realize synergies. Non-current long-term debt and lease liabilities increased from

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2024	| 37

March 31, 2022 to March 31, 2023 primarily due to the increase in long-term debt, in order to fund the Datum Acquisition and operations.
14. Eight Quarter Summary

	For the three months ended
(in $ thousands, except for per share data)	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,
	2022	2022	2022	2023	2023	2023	2023	2024
Revenues	126,764	128,933	130,780	136,224	131,595	118,492	120,498	120,540
Cost of revenues	92,700	91,173	91,562	95,492	93,502	83,701	82,819	81,793
Gross margin	34,064	37,760	39,218	40,732	38,093	34,791	37,679	38,747
	26.9%	29.3%	30.0%	29.9%	28.9%	29.4%	31.3%	32.1%
Operating expenses
Selling, general and administrative expenses	28,927	30,421	31,196	35,978	32,499	29,930	29,521	29,608
Business acquisition, integration and reorganization costs	1,882	2,741	1,290	12,166	1,105	2,663	1,030	(1,414)
Depreciation	1,579	1,602	1,634	1,721	1,668	1,498	1,444	1,303
Amortization of intangibles	4,699	6,708	7,397	8,693	6,824	6,177	5,299	4,795
Foreign exchange (gain) loss	(164)	64	163	96	(128)	112	(34)	152
	36,923	41,536	41,680	58,654	41,968	40,380	37,260	34,444
Operating (loss) income	(2,859)	(3,776)	(2,462)	(17,922)	(3,875)	(5,589)	419	4,303
Net financial expenses	1,793	2,301	2,664	2,577	3,220	3,073	3,302	2,262
(Loss) income before income taxes	(4,652)	(6,077)	(5,126)	(20,499)	(7,095)	(8,662)	(2,883)	2,041
Income tax (recovery) expense	(488)	(5,642)	379	(506)	150	514	(346)	(257)
Net (loss) earnings	(4,164)	(435)	(5,505)	(19,993)	(7,245)	(9,176)	(2,537)	2,298
Basic and diluted (loss) earnings per share	(0.04)	—	(0.06)	(0.21)	(0.08)	(0.10)	(0.03)	0.02

Quarterly variances in Alithya's results are due primarily to the timing of acquisitions. Quarterly variations can also be attributed to seasonality. The revenues generated by Alithya's consultants are impacted by the number of working days in a particular quarter, which can vary as a result of vacations and other paid time off and statutory holidays. Similarly, customer information technology investment cycles are also affected by the seasonality of their own operations.
Over the eight-quarter period, revenues have fluctuated due to business acquisitions, and most recently, reductions in information technology investments in the banking sector due to the current economic environment. Gross margin as a percentage of revenues has generally followed an increasing trend, including over the last four quarters, mainly due to higher utilization, improved project performance, and a steady migration towards higher value-added services. Selling, general and administrative expenses have fluctuated due to business acquisitions, net of possible synergies, and remained steady in the current quarter, after notably decreasing over the previous three quarters, mainly as a result of the review of Alithya's cost structure initiated in the fourth quarter of fiscal 2022 and the modifications undertaken in the quarters that followed, and workforce reductions in response to the current economic environment, incurred in recent quarters. As a percentage of consolidated revenues, total selling, general and administrative expenses have fluctuated due to acquisitions, cost structure reviews, and as a result of the variations in revenues discussed above. Other expenses, such as

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2024	| 38

business acquisition, integration and reorganization costs, depreciation, amortization of intangibles, and income tax (recovery) expense, have also varied as a result of business acquisitions and the subsequent integration activities and requirements.
15. Significant Management Judgement and Accounting Estimates
The preparation of Alithya’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the amounts reported as assets, liabilities, income and expenses in the consolidated financial statements. Actual results could differ from those estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which they occur and in any future periods affected. Alithya's material accounting policies are fully described in Note 3 of Alithya's annual audited consolidated financial statements.
The following are critical judgements that management has made in applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:
Determination of cash generating units – The identification of CGUs and grouping of assets into the respective CGUs is based on currently available information about actual utilization experience and expected future business plans. Management has taken into consideration various factors in identifying its CGUs. These factors include how the Company manages and monitors its operations, the nature of each CGU’s operations, and the major customer markets they serve. As such, the Company has identified its CGUs for purposes of testing the recoverability and impairment of non-financial assets to be: Canada, France, EPM, ERP and Data Solutions.
Determination of operating segments – The Company uses judgment in the determination of operating segments for financial reporting and disclosure purposes. The Company has examined its activities and has determined that it has three reportable segments based on geography: Canada, U.S. and International.
The following are assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments within the next year:
Revenue recognition for fixed-fee and time and material arrangements applying the input method – The Company recognizes revenues from arrangements applying the input method which can extend over more than one reporting period. Revenue from these fixed-fee arrangements is recognized over time based on a measure of progress using the Company’s best estimate of the total expected labour costs, and the related risks associated with completing the service. The determination of total expected labour costs to complete a service is based on estimates that can be affected by a variety of factors, including but not limited to, changes in the scope of the contract, delays in reaching milestones, changes in labour mix and rates, previously unidentified complexities in service delivery, or potential claims from customers.
As risks and uncertainties are different for each project, the sources of variations between anticipated costs and actual costs incurred will also vary by project. The determination of estimates is based on the Company's business practices as well as its historical experience, and is tightly linked to detailed project management processes and controls. The information provided by the project managers combined with a knowledgeable assessment of technical complexities and risks are used in estimating the percentage complete.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2024	| 39

Impairment of long-lived assets – The Company’s impairment test for goodwill is based on internal estimates of its individual CGUs’ recoverable amounts determined as the greater of value in use and fair value less costs of disposal. Value in use represents the present value of the future cash flows expected to be derived from the CGU from its continued use. The fair value less cost of disposal represents the price that would be received to sell the CGU in an orderly transaction between market participants at the measurement date under current market conditions, less incremental costs directly attributable to disposing of the CGU, excluding finance costs and income tax expense.
Key assumptions of the individual CGUs’ value-in-use include forecasted revenues, cost of revenues, SG&A expenses and other non-cash adjustments applied in the determination of the Company’s three year net operating cash flow forecast, estimated long-term growth rates used to extrapolate the three year net operating cash flow forecast and the pre-tax value weighted average cost of capital (“WACC”) applied in the determination of the present value of the net operating cash flow forecast.
Key assumptions of the individual CGUs’ fair value less cost of disposal include estimated revenues, cost of revenues, SG&A expenses and other non-cash adjustments applied in the determination of the Company’s forecasted Adjusted EBITDA and an implied market multiple applied to forecasted Adjusted EBITDA.
Changes in these key assumptions can have a material impact on the recoverable amount calculated and ultimately the amount of any goodwill impairment recognized. Refer to Note 9 of Alithya's annual audited consolidated financial statements. for additional information on the assumptions used.
Business acquisitions – The fair values allocated to identifiable intangible assets acquired as part of a business acquisition are based on management assumptions, including assumptions that would be made by market participants acting in their economic best interest. The Company develops the fair value of identifiable intangible assets acquired by using appropriate valuation techniques which are generally based on discounted future expected cash flows. Key assumptions applied in the determination of the acquisition date fair values of identifiable intangible assets acquired as part of a business acquisition include forecasted cash flows attributable to the asset, discount rates and, when applicable, attrition rates.
Subsequent changes in fair values are adjusted against the cost of acquisition, if they qualify as measurement period adjustments. The measurement period is the period between the date of acquisition and the date where all significant information necessary to determine the fair values is available, not to exceed twelve months. All other subsequent changes are recognized in the consolidated statements of operations.
16. Accounting Standard Amendments Effective for the Year Ending March 31, 2024
The following amendments to existing standards were adopted by the Company on April 1, 2023:
Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policy Information
In February 2021, the IASB issued amendments to IAS 1 - Presentation of Financial Statements and IFRS Practice Statement 2 - Making Materiality Judgements. The amendments help entities provide accounting policy disclosures that are more useful to primary users of financial statements by:

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2024	| 40

•Replacing the requirement to disclose “significant” accounting policies under IAS 1 with a requirement to disclose “material” accounting policies. Under this, an accounting policy would be material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that primary users of general purpose financial statements make on the basis of those financial statements.
•Providing guidance in IFRS Practice Statement 2 to explain and demonstrate the application of the four-step materiality process to accounting policy disclosures.
The Company has updated its accounting policy information disclosures in these annual consolidated financial statements for the year ended March 31, 2024.
Amendments to IAS 8, Definition of Accounting Estimates
In February 2021, the IASB amended IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors to introduce a new definition of “accounting estimates” to replace the definition of “change in accounting estimates” and also include clarifications intended to help entities distinguish changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting policies must be applied retrospectively while changes in accounting estimates are accounted for prospectively. The amendment of IAS 8 had no impact on the Company’s annual consolidated financial statements for the year ended March 31, 2024.
Amendments to IAS 12 - Income Taxes
On May 7, 2021, the IASB issued amendments to IAS 12 - Income Taxes to narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences. As a result, companies will be required to recognize a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of a lease and a decommissioning provision. The Company has updated its disclosures in these annual consolidated financial statements for the year ended March 31, 2024. The adoption of these amendments resulted in a $4.9 million gross-up presentation of the lease liability deferred tax asset and right-of-use deferred tax liability as at March 31, 2023, for note disclosure purposes, with no impact on the net amount of deferred tax liability recognized.
17. New Standards and Interpretations Issued but Not Yet Effective
At the date of authorization of the consolidated financial statements, certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Company. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:
IAS 1 - Presentation of Financial Statements
On January 23, 2020, the IASB issued amendments to IAS 1 - Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. For the purposes of non-current classification, the

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2024	| 41

amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. On October 31, 2022, the IASB issued Non-current liabilities with covenants (Amendment to IAS 1) to clarify that only covenants with which a company must comply on or before the reporting date affect the classification of a liability as current or non-current. Additional disclosure will be required to help users understand the risk that those liabilities could become repayable within twelve months after the reporting date. The amendments to IAS 1 apply retrospectively and are effective for annual periods beginning on or after January 1, 2024, with earlier application permitted. Management is currently evaluating the impact of the amendment on its consolidated financial statements.
IFRS 18 - Presentation and Disclosures in Financial Statements
On April 9, 2024, the IASB published the new IFRS 18 – Presentation and Disclosures in Financial Statements that will replace IAS 1 – Presentation of Financial statements.
IFRS 18 covers four main areas:
•Introduction of defined subtotals and categories in the statement of profit or loss
•Introduction of requirements to improve aggregation and disaggregation
•Introduction of disclosures about management-defined performance measures (MPMs) in the notes to the financial statements
•Targeted improvements to the statement of cash flows by amending IAS 7 – Statement of Cash Flows
IFRS 18 applies retrospectively and is effective for annual periods beginning on or after January 1, 2027, with earlier application permitted. Management is currently evaluating the impact of the amendment on its consolidated financial statements.
18. Risks and Uncertainties
While Alithya is confident about its long-term prospects, it operates in an environment that presents a variety of risks and uncertainties and is affected by a number of factors which could have a material adverse effect on its business, financial condition and results of operations, cash flows, business or reputation.
Alithya’s risk management strategy is aligned with its business strategy and its activities are conducted with the understanding that risk-taking and effective management of risks are necessary and integral to achieving strategic objectives and managing business operations. The Board has delegated to the Audit and Risk Management Committee the responsibility to oversee risks and to the Corporate Governance and Nominating Committee the responsibility to oversee risks disclosure. Management discusses the critical risks facing Alithya’s business with the Audit and Risk Management Committee on a quarterly basis and with the Board on an annual basis during the strategic planning and budgeting processes, as well as on an ad hoc basis, as deemed necessary. Management also discusses risks disclosure with the Corporate Governance and Nominating Committee on a quarterly basis to ensure its disclosure remains accurate and addresses the

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2024	| 42

material risks that Alithya faces. Early identification of risks helps Alithya be more proactive and prevent major incidents and consequences.
The risks that Alithya currently believes could materially affect it are described in this section. They are grouped in the following categories:
•Risks related to the market: Includes risks arising from the market in general and which could have a material impact on Alithya’s business;
•Risks related to Alithya’s industry: Includes risks to which companies providing digital technology consulting services are subject to;
•Risks related to Alithya’s business: Includes risks specific to the way in which Alithya’s business is structured and operates; and
•Risks related to Subordinate Voting Shares and Liquidity: Includes risks specific to holding Subordinate Voting Shares and liquidity.
These risks are, however, not necessarily the only risks Alithya faces. Additional risks and uncertainties that are presently unknown or that Alithya may currently deem immaterial could adversely affect its business. Investors should carefully consider the risks and uncertainties discussed in this section as well as in Alithya’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities and which are available on SEDAR+ and EDGAR, before making an investment decision. The realization of any of these risks could, among other things, have an impact on the market price of the Subordinate Voting Shares.
18.1Risks Related to the Market
18.1.1Economic risks and political uncertainty
Alithya’s results of operations are affected by the level of business activity of its customers, which in turn is affected by their level of economic activities in the industries and markets in which they operate as well as political uncertainty, which may include armed conflict, labour or social unrest, rising inflation, recession, climate change, and diseases or health emergencies. Economic conditions and political uncertainty could cause certain customers to reduce or defer their expenditures for digital technology consulting services and a significant prolonged decline in the level of business activity of Alithya’s customers could have a material adverse effect on its revenues and profit margin. Alithya maintains cost-savings initiatives to manage its expenses as a percentage of revenues, but there is no assurance that such initiatives would be successful over a long period affected by difficult economic conditions or political uncertainty. Alithya can neither predict the impact that economic and political conditions may have on its future revenues, nor predict changes in economic conditions or future political uncertainty.
Although its customers are principally located in Canada and the U.S., Alithya serves them through local presence as well as delivery centers located outside of Canada and the U.S. Accordingly, economic risks and political uncertainty in the jurisdictions from which it provides services could affect the delivery of its services. Similarly, as the Company continues to expand its operations in North America and internationally, including through acquisitions, the level of economic activity in such other jurisdictions, in which it may expand and develop more business with time, and the political uncertainty, war or armed conflict that could affect such

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2024	| 43

jurisdictions could have a more significant footprint on Alithya’s operations and business, financial condition and results of operations.
Additionally, the potential impacts of climate change are unpredictable and natural disasters, sea-level rise, floods, droughts or other weather-related events present additional risks, as they could disrupt Alithya’s internal operations or its customers’ operations, impact its professionals’ health and safety, and increase insurance and other operating costs. Climate risks can arise from physical risks (risks related to the physical effects of climate change), transition risks (risks related to regulatory, legal, technological and market changes from a transition to a low-carbon economy), as well as reputational risks related to Alithya’s management of climate-related issues and the level of disclosure related to such matters. Such risks could affect Alithya or affect the financial viability of its customers, leading to a reduction of demand and loss of business from such customers and each of these risks could negatively impact Alithya’s business, results of operations and financial condition.
18.1.2Inflation
With the current higher levels of inflation, Alithya may become subject to significant cost pressures, which may result in market volatility. Governments of jurisdictions in which Alithya has direct or indirect business activities may adopt initiatives to combat inflation, such as raising interest rates, thus increasing its cost of borrowing and decreasing the liquidity of capital markets. Higher levels of inflation may also lead to increased costs of labour and Alithya’s selling, general and administrative expenses. If Alithya’s operating costs were to become subject to significant inflationary pressures, there is no assurance that Alithya would be able to offset such higher costs, in part or in full, through price increases or other expense management efficiencies, which could have a material adverse effect on its business, financial condition or results of operations.
18.1.3Pandemics
Pandemics can create significant volatility and uncertainty and disrupt the industries and markets in which Alithya operates and pose the risk that Alithya’s professionals, customers, subcontractors and business partners may be prevented from, or restricted in, conducting business activities as per past practice or as expected for an indefinite period, including due to the virus or disease or as a result of emergency measures and restrictions that may be recommended or imposed by governmental authorities to combat any such pandemic. Governmental emergency measures may include travel bans and restrictions, border closures, self-imposed quarantine or isolation periods, mandated business closures, vaccine mandates or passports, social distancing, testing requirements, stay-at-home and work-from-home policies, curfews, social distancing measures and the temporary closure of non-essential businesses, all of which may cause material disruptions and significant pressure on businesses in general and have an adverse impact on Alithya’s business and results of operations.
A pandemic may result in: (i) reduced customer demand for Alithya’s services and solutions; (ii) customer pressure on pricing and payment terms; (iii) difficulty in invoice collection; (iv) demands from customers to change or terminate existing contracts or work orders; (v) the non-renewal of expiring customer contracts; (vi) reduction in budgets for government programs that may be used by Alithya to support its research and growth; (vii) delays and disruptions in services from Alithya’s third party service providers; and (viii) devotion of substantial amounts of management time and resources and increased operating costs to mitigate the impact of the pandemic. No one can predict the duration or scope of a pandemic or the emergence or resurgence of a pandemic and, although some impacts may materialize themselves, it would be challenging for Alithya to accurately estimate or quantify the severity of a pandemic and the full scope and magnitude of its impacts and consequences on Alithya, its business, financial condition and prospects.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2024	| 44

18.2Risks Related to Alithya's Industry
18.2.1Competition in the digital technology consulting services market
Competition in the digital technology consulting services market is intense. Alithya competes with local and international competitors, as well as customers’ internal IT departments. There is also a growing number of smaller niche boutique digital technology consulting firms that have developed services similar to those offered by Alithya over the years and Alithya believes that competition will continue to be strong and may increase in the future, especially as there are relatively low barriers to enter the digital technology consulting services market.
While Alithya strives to remain competitive, Alithya’s competitors may be better positioned to address technological changes or react more favorably to these changes, which could have a material adverse effect on Alithya’s business. Alithya competes on the basis of a number of factors, many of which may be beyond its control. Existing or future competitors may develop or offer digital technology consulting services that provide significant technological, creative, performance, or other advantages over the services Alithya offers in addition to lower prices. Also, as Alithya expands its portfolio of services and solutions, it may face new competitors who may be able to leverage a larger installed customer base and their involvement beyond the services and solutions provided by Alithya may allow them to adopt more aggressive pricing policies and offer more attractive sales terms, which could cause Alithya to lose potential sales or to sell services and solutions at lower prices. Some of Alithya’s competitors may also have longer operating histories and benefit from significantly greater financial, technical, marketing and managerial resources than Alithya. If Alithya fails to anticipate or react in an agile manner to known and unexpected moves by existing or new competitors or if competitors reduce their prices, Alithya could lose projects to such competitors. Any pricing pressure could also have a material adverse impact on Alithya’s revenues and margins and limit its ability to provide competitive services. Alithya expects to continue to invest significant resources to develop and enhance its business offerings and leverage a high level of customer satisfaction, but there is no assurance it will be able to satisfy customer demands as they evolve and as competition continues to increase.
In addition, Alithya currently has no patented technology that would preclude or inhibit competitors from entering its digital technology consulting services market. Therefore, Alithya must rely on the skills of its personnel and the quality of its customer service. Also, as the costs to start a digital technology consulting services firm are relatively low and the general use of professionals located internationally at lower costs continues to increase, Alithya expects that it will continue to face additional competition from new entrants into the market in the future, international providers and larger integrators and that it is subject to the risk that its employees may leave and start competing businesses. Any one or more of these factors could have a material adverse impact on Alithya’s business, financial condition and results of operations.
18.2.2Reliance on highly-trained and experienced personnel
Alithya’s success depends in large part on its ability to attract and retain qualified technical consultants, project management consultants, business analysts, and sales and marketing professionals of various levels of experience. The markets that Alithya serves are highly competitive and competition for skilled employees in the digital technology consulting industry is intense. The demand for qualified employees and inflation continues to be high, resulting in upward pressure on compensation. While Alithya’s management believes its measures to attract and retain qualified employees are competitive, if such measures prove to be insufficient, Alithya may be unable to support its growth strategy and objectives or normal business operations, including completing existing projects or bidding on new projects, which could adversely affect its revenues. Since the COVID-19

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For the year ended March 31, 2024	| 45

pandemic, Alithya has been faced with new talent-related challenges and risks, including higher employee mobility, a re-evaluation of employee’s relationship with their workplace and a highly competitive employee marketplace which may make it more difficult to recruit, attract and retain skilled personnel.
18.2.3Failure to expand, develop and adapt services and solutions to meet customers’ needs
The markets for technology, digital and outsourcing services are characterized by rapid technological change, evolving industry standards, continually declining costs of acquiring and maintaining IT infrastructure, changing customer preferences, and new services and solutions introductions. Alithya’s future success depends on its ability to develop digital and other services and solutions that keep pace with changes in the markets in which it operates. Alithya must anticipate changes in its customers’ needs and to do so, it must adapt its services and solutions and remain able to provide cost effective services and solutions. Offerings relating to digital, cloud and security services are examples of areas that are continually evolving, as well as changes and developments in artificial intelligence (including generative artificial intelligence, as well as automation and machine learning) (“AI”). Although Alithya strives at developing digital and other new services and solutions addressing evolving technologies and customers’ needs, there is no assurance that it will be successful in developing any such services and solutions, that it will be able to do it in a timely or cost-effective manner or that any such services and solutions it develops will be successful once offered in the marketplace. If Alithya does not keep pace and address the demands of the rapidly evolving technological environment and the needs of customers, including in the emerging field of AI, its ability to retain and attract customers and gain new business may be adversely affected, which could in turn have a material adverse effect on its business, financial condition and results of operations. Also, as Alithya expands its offerings of services and solutions, and as it expands such offerings, it may be exposed to operational, legal, regulatory, ethical, technological and other risks specific to such expanded services and solutions, which may result in additional pressure on its revenues, net earnings and resulting cash flow from operations.
18.2.4Risks related to Artificial Intelligence
The use of AI may give rise to issues and risks related to harmful content, inaccurate content, bias, intellectual property right infringement or misappropriation, data privacy and cybersecurity, among others, and may also bring the possibility of ethical concerns and/or new or enhanced governmental or regulatory scrutiny, litigation or other legal liability, all of which could have a material adverse effect on Alithya’s business, financial condition and results of operations.
18.2.5Protecting intellectual property rights
Alithya’s success depends in part on its ability to protect its proprietary methodologies, processes, know-how, techniques, tools and other intellectual property that are used to provide services. Alithya relies on a combination of trademarks, laws that protect intellectual property rights, regardless of whether such rights are registered, as well as contractual restrictions, such as confidentiality agreements, assignment of rights and licenses, to protect its intellectual property rights. Existing laws that protect intellectual property rights, however, only afford Alithya limited protection and there is no assurance that contractual restrictions will be observed by customers and third parties. Third parties may directly or indirectly attempt to disclose, obtain or use Alithya’s solutions or technologies. Others may also independently develop and obtain patents or copyrights for technologies that are similar or superior to Alithya’s technologies and, should that happen, there is no assurance that Alithya’s intellectual property protection measures would be sufficient to allow it to take action against such third parties, nor be successful in any litigation undertaken to protect its intellectual property rights.

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If Alithya is unsuccessful in any intellectual property litigation, it may be forced to do one or more of the following: (i) cease selling or using technology that incorporates the challenged intellectual property; (ii) obtain a license, which may not be available on reasonable terms or at all, to use the relevant technology; (iii) rebrand Alithya’s services and solutions, which could result in a loss of brand recognition and require Alithya to devote additional resources to, among others, create, roll-out, advertise and market its new brands; (iv) configure services to avoid infringement; and (v) refund license fees or other payments that were previously received.
The protection of intellectual property rights and confidentiality in some jurisdictions in which Alithya operates may also not be as effective as in Canada, the U.S. or other jurisdictions with more developed intellectual property protection rights. In addition, Alithya may have to pay economic damages in the event of lost disputes or to prevent litigation relating to intellectual property rights, which could adversely affect its results of operations and financial condition. Furthermore, there is no assurance that competitors will not infringe Alithya’s intellectual property rights, or that Alithya will have the necessary resources to enforce its intellectual property rights. If Alithya attempts to enforce its intellectual property rights through litigation, there is no assurance that Alithya would be successful and such legal proceedings could result in substantial costs and diversion of resources and management attention.
Alithya’s solutions may also incorporate and be dependent to a certain extent on the use and development of open source code. Such open source code is generally licensed by its authors or other third parties under open source licenses and is typically freely accessible, usable and modifiable. Pursuant to such open source licenses, Alithya may be subject to certain conditions, including requirements that it offers its proprietary software that incorporates the open source software for no cost, that it makes available source code for modifications or derivative works that is created based upon, incorporating or using the open source code, or that it licenses such modifications or derivative works under the terms of the particular open source license. If an author or other third party that uses or distributes such open source software were to allege that Alithya had not complied with the conditions of one or more of these licenses, Alithya could be required to incur significant legal expenses defending against such allegations, to pay significant damage awards, and to dispose of its solutions that contain or are dependent upon the open source code, all of which could disrupt the distribution and sale of some of Alithya’s solutions. Litigation, if any, could be onerous, have a negative effect on Alithya’s financial condition and results or operations or require it to devote additional research and development resources to implement any required changes to its solutions. Any requirement to disclose proprietary source code, terminate license rights or pay damages for breach of contract could have a material adverse effect on Alithya’s business, financial condition and results of operations, and could help competitors develop products and services that are similar to or better than Alithya’s. Although Alithya believes that it complies with its obligations under the licenses for open source code that it uses, it is possible that it may not be aware of all instances where open source code has been incorporated into its solutions or used in connection with its solutions.
18.2.6Infringing on the intellectual property rights of others
When developing solutions and providing services for its customers, Alithya utilizes its own, and may also enter into licensing agreements with third parties for the right to use patents, trademarks, copyrights, trade secrets and other intellectual property rights. Alithya may also develop intellectual property on its own or together with its customers when developing solutions and providing services for such customers. Although Alithya uses reasonable efforts to ensure that no intellectual property rights of others are infringed, third parties or even Alithya’s customers may assert claims against Alithya. In addition, certain agreements to which Alithya is a party

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may contain indemnity clauses pursuant to which Alithya would be required to indemnify its customers against liability and damages arising from third-party claims of intellectual property right infringement as part of its service contracts with its customers and, in some instances, the amount of these indemnity claims could exceed the revenues Alithya generates under the contracts or the coverage provided by Alithya’s insurance policies.
Intellectual property claims or litigation against Alithya could incur substantial costs, divert management’s attention, harm Alithya’s reputation, require Alithya to enter into additional licensing arrangements or even restrict Alithya from providing its services and solutions as it has in the past or as it intended to. Any limitation on Alithya’s ability to offer or use solutions or services that utilize intellectual property rights that are the subject of a claim could cause Alithya to lose revenues or incur additional expenses to modify its solutions and services for future projects.
18.2.7Government sponsored programs
Alithya benefits from government sponsored programs designed to support research and development, labour and economic growth. Alithya may also receive tax credits from governments in Canada and abroad. Government programs reflect government policies and depend on various political and economic factors. There can be no assurance that such government programs will continue to be available to Alithya in the future, or that such programs will not be reduced, amended or eliminated. In addition, these tax credits and programs are routinely subject to review and audit, which may result in challenges and disputes and could result in reductions or reversals of grants or tax credits previously received. Any government program reduction, elimination or other amendment to the government sponsored programs from which Alithya benefits, as well as any reduction or reversal of grants, credits or contributions previously received, could increase operating or capital expenditures incurred by Alithya and have a material adverse effect on its net earnings or cash flow.
18.2.8     Regulatory risks
Alithya’s global operations require compliance with laws and regulations in several jurisdictions on many matters of increasing levels of complexity, including anti-corruption, intellectual property, trade restrictions, immigration, taxation, antitrust, data privacy, labour relations, environment and securities. Complying with these diverse requirements is a challenge and consumes significant resources, especially as it relates to the laws of jurisdictions other than Canada and the U.S. Laws and regulations frequently change and some may also impose conflicting requirements as well as restrictions on the movement of cash, currency fluctuation and other assets and on the repatriation of Alithya’s net earnings.
18.2.9     Ethical and ESG risks
Alithya’s professionals, officers, directors and subcontractors are expected to comply with applicable laws, regulations and ethical standards. Alithya has put in place measures and controls to ensure compliance therewith, including through the adoption a Code of Business Conduct that sets out uniform foundations for the way such persons are expected to conduct themselves. Despite Alithya’s best efforts, there is, however, no assurance that such measures and controls will be sufficient to prevent violations and failure to do so could expose Alithya to significant penalties, harm its reputation or even disqualify it from bidding on contracts. This risk also increases as Alithya continues to expand its business internationally.
Also, over the past few years, stakeholders have started to voice their expectations with respect to environmental, social and governance (“ESG”) matters and certain customers may have criteria to observe

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when selecting a service provider. The ESG practices and initiatives that Alithya maintains or chooses to implement and pursue, and Alithya’s ability to achieve and report on such practices and initiatives, could therefore have an impact on its growth and results of operations. Failure to effectively manage and sufficiently and accurately report on ESG matters could also lead to legal and regulatory consequences.
18.3Risks Related to Alithya's Business
18.3.1Changes in the nature of revenues
Alithya generates revenues principally through the provision of consulting services in the areas of digital technology. These services are provided under arrangements with varying pricing mechanisms. Alithya's revenue-generating customer contracts generally fall into one of the following three categories: (i) strategic consulting and enterprise transformation services (time and materials arrangements), (ii) enterprise transformation services (fixed-fee arrangements), and (iii) business enablement services. Alithya also sometimes enters into arrangements with multiple performance obligations as well as payrolling services with certain customers through which contractor candidates recruited and selected by customers are hired by Alithya and then assigned to customer projects. Any change in the mix of Alithya's arrangements with its customers could have an impact upon its periodic operating performance, including gross margin.
18.3.2Customer concentration
Alithya derives a significant portion of its revenues from certain major customers and expects this to continue in the foreseeable future. The increased breadth of Alithya’s services and solutions offerings has also resulted in, and may continue to result in, larger and more complex projects and contracts with these major customers. Retaining these customers requires Alithya to foster close relationships with them and achieve a thorough understanding of their operations and needs in order to continue to provide high-quality services. Such major customers may not be easily replaced, and Alithya’s ability to maintain such relationships depends on a number of factors, including the proficiency of its professionals and its management personnel. There can, however, be no assurance that each such customer will continue to be satisfied with Alithya’s services and utilize Alithya on the same terms, or at all, in the future. Failure to maintain close relationships with these customers or to keep providing high-quality services that meet their expectations could result in termination of customer contracts and potential liability for significant penalties or damages, any of which could have a material adverse effect on Alithya’s business, financial condition and results of operations. Consolidation among customers resulting from mergers and acquisitions could also result in loss or reduction of business when the successor's business IT needs are served by another service provider or provided by the successor company’s internal IT department. Growth in a customer’s IT needs resulting from acquisitions or operations may mean that Alithya no longer has a sufficient geographic scope or the critical mass to serve the customer’s needs efficiently, resulting in the loss of the customer’s business and impairing future prospects. There can be no assurance that Alithya will be able to achieve the objectives of its growth strategy in order to maintain and increase its geographic scope and critical mass in its targeted markets.
18.3.3Fluctuation of business and financial results
Alithya’s ability to maintain and increase its revenues is affected not only by its success in implementing its growth strategy by organic growth and acquisitions, but also by a number of other factors, which could cause Alithya’s financial results to fluctuate. These factors include: (i) its ability to introduce and deliver new services

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and business solutions; (ii) its potential exposure to a lengthened sales cycle; (iii) the cyclicality of the purchases of its technology services; and (iv) the nature of its customer’s business (for example, if a customer encounters financial difficulty, it may be forced to cancel, reduce or defer existing contracts with Alithya). Alithya’s business, revenues and cash flows may also be affected by certain seasonal trends that affect its customers. For example, revenues may be lower in its second quarter which covers the period from July 1 to September 30, as its customers operations often experience a slow-down in the summer.
18.3.4     Commitment of substantial resources for growth
Growing Alithya’s business over the long-term requires commitment of continued investments. Alithya’s future capital requirements depends on many factors, including many of those discussed above, such as: (i) the results of Alithya’s operations and the rate of its revenues growth; (ii) the development of new service offerings; (iii) the successful integration of acquisitions; (iv) hiring and retaining key personnel; (v) maintaining customer relationships; and (vi) the identification of suitable future acquisition opportunities.
Alithya’s cash on hand and available financing may not be sufficient to fund these activities if opportunities arise, and Alithya may be unable to expand its business if it does not have sufficient capital or cannot borrow or raise additional capital on attractive terms.
18.3.5     Growth through acquisitions
Alithya’s ability to grow through acquisitions requires that it identifies suitable acquisition targets that meet its financial and operational objectives and fit its culture and strategy. There can, however, be no assurance that Alithya will be able to identify and correctly evaluate suitable acquisition targets that meet its economic thresholds and create value for shareholders, or that future acquisitions will be successfully integrated into its operations and yield the tangible accretive value that had been expected. If Alithya is unable to implement its strategy, it will likely be unable to maintain its historic or expected growth rate.
The successful integration of new operations arising from Alithya’s acquisition strategy requires that a substantial amount of management time and attention be focused on integration activities and management time that is devoted to integration activities may divert management’s normal operations focus on growing the business organically with possible resulting pressure on the revenues and net earnings from its existing operations. In addition, Alithya may face complex and potentially time-consuming challenges in implementing its uniform standards, controls, procedures and policies across new operations when harmonizing their activities with those of its existing business units. Integration activities can result in unanticipated operational problems, expenses and liabilities. If Alithya is not successful in executing its integration strategies in a smooth, timely and cost-effective manner, it could have difficulty achieving expected synergies, which could as a result affect its growth and profitability objectives.
Additional risks and uncertainties relating to acquisitions and other strategic transactions include: (i) difficulties in retaining key employees and integrating new professionals joining from acquired businesses into Alithya’s team and culture, (ii) difficulties in maintaining and building on relationships with present and potential customers, subcontractors and business partners of an acquired business or Alithya; (iii) difficulties managing and integrating operations in geographically dispersed locations; (iv) the risk that the targeted markets do not evolve as anticipated and that technologies acquired prove to be inferior to Alithya’s expectations; (v) potential deficiencies in the internal controls and procedures at acquired companies; (vi) cybersecurity and compliance related issues; and (vii) exposure to unanticipated liabilities. Following an acquisition, Alithya may also remain

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reliant on the acquired business’ personnel, good faith, expertise, historical performance, technical resources, IT infrastructure and systems, timely support, and proprietary information. Accordingly, Alithya may be exposed to risks associated with adverse developments in the business and affairs of the acquired business as well as vulnerabilities of its IT infrastructure and systems.
Although Alithya strives to conduct a sufficient level of due diligence when contemplating an acquisition, an unavoidable level of risk remains regarding the accuracy, quality and completeness of the information provided to Alithya during such process and there may be liabilities, deficiencies or other claims associated with companies or assets that are acquired and that Alithya failed to discover or which Alithya was unable to quantify accurately or at all during the due diligence process, as it was not in a position to independently verify the accuracy or completeness of such information, and which may result in unanticipated costs. In connection with acquisitions, Alithya may also incur debt, issue Subordinate Voting Shares or securities convertible into Subordinate Voting Shares, assume contingent liabilities or have amortization expenses and write-downs of acquired assets, which could cause Alithya’s earnings to decline.
18.3.6     Penetrating new markets
Penetrating new markets, including as a result of the development and offering of new technologies and solutions, represents both a risk and an opportunity. If Alithya expands its business offerings into new industries or geographies, it will face risks associated with entering into such new markets in which it may have limited or no experience. Such new markets may also present additional complexity and Alithya may have limited or no brand recognition in such markets. It could also be costly to establish, develop and maintain international operations, as well as promote Alithya’s brand internationally. Furthermore, expanding into new jurisdictions, including where the main language is not English or French, may require substantial expenditures and take considerable time and attention, and there is no assurance that Alithya would be successful enough in these new markets to build on its investments in a timely manner, or at all.
18.3.7     International operations
Alithya operates in several jurisdictions around the world. As such, the scope of its operations subjects it to a variety of financial, regulatory, political, cultural and social challenges. These include: (i) currency fluctuations, (ii) risks related to, and the burden of, complying with a wide variety of local, national and international laws, regulations and policies; (iii) changes in regulatory practices and taxes, (iv) difficulties or expenses in enforcing contractual rights or intellectual property rights in certain jurisdictions; (v) exchange controls and other funding restrictions and limitations on Alithya’s ability to repatriate cash, funds or capital invested or held in certain jurisdictions in which Alithya operates, (vi) cultural, logistical and communications challenges; (vii) general social, economic and political conditions or instability in one or more specific jurisdictions and/or globally, including recessions, political changes or disruptions and other economic crises in one or more jurisdictions in which Alithya operates, and (viii) the risks that foreign ownership restrictions with respect to operations in certain jurisdictions could be adopted. Any one or more of these factors could have a material adverse impact on Alithya’s business, financial condition and results of operations.
18.3.8     Dependence on certain key personnel
Alithya believes that its success depends on the continued employment of its senior management team and other key personnel, the loss of which could have a material adverse effect on its business and results of operations, in addition to resulting in increased expenses to cover such persons’ functions until a successor is

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appointed and is fully operational. This dependence is particularly important to Alithya’s business because personal relationships are a critical element in obtaining and maintaining customer engagements. As its business grows, including through acquisitions, Alithya may also implement changes in its management structure, which it believes to be appropriate in the circumstances at the time they are implemented, but which could differ from the views or expectations of some. While management and the Board have established and regularly review a succession plan for Alithya’s senior management team, which includes an emergency succession plan to deal with any situation which requires immediate replacement, it still presents logistical challenges in its application and may result in incremental costs to Alithya. If one or more members of Alithya’s senior management team or other key personnel were unable or unwilling to continue in their present positions, Alithya’s business could be adversely affected. Furthermore, other companies seeking to develop in-house business capabilities could attempt and successfully hire away certain of Alithya’s key personnel.
18.3.9     Bidding processes
Alithya obtains a part of its contracts through competitive bidding processes. Costs and resources, including time from management, are required to prepare bids and proposals for contracts that may ultimately not be awarded to Alithya or that may be split with competitors. A part of Alithya’s revenues depends on obtaining new orders and continued replenishment of its backlog and there is no assurance that Alithya will continue to win contracts through competitive bidding processes at the same rate as it has in the past or at a higher rate. Moreover, certain governments increasingly put pressure on prices or may require that bidders meet certain criteria that Alithya may not meet alone. In addition, as the competitive environment intensifies, Alithya remains subject to potential unsuccessful bidders protesting its selection through a bidding contest, which could divert management’s attention and resources, in addition to potentially resulting in contract modifications or the award decision being reversed and the loss of the contract. Even though a bid protest would not result in the loss of an award, the resolution could extend the time until the contract activity can begin, which could reduce Alithya’s earnings in the period in which the contract would otherwise have been performed.
In addition, when making proposals, Alithya relies heavily on estimates of costs and timing for completing projects, as well as assumptions regarding technical issues. It may also bid on contracts for which the work activities, deliverables and timelines are vague or for which the solicitation incompletely describes the actual work, which may result in inaccurate pricing assumptions. These factors affect the cost estimates of contracts on which Alithya bids, which can ultimately result in the contractual price being less favorable to Alithya. Also, failure to achieve program milestones as scheduled or the need to devote more resources than originally anticipated may impact timely execution and profitability. Furthermore, the delivery of services in connection with such contracts may result in the lost opportunity of not bidding on and winning other more favorable contracts that could have been pursued instead.
18.3.10History of losses
Alithya generated a net loss of $16.6 million and $36.4 million for the fiscal years ended March 31, 2024 and 2023, respectively. Alithya expects to continue to record significant depreciation and amortization expenses, and to expend significant funds to increase its capability to win new contracts, expand and improve its existing operations and make additional acquisitions. As it continues to grow, Alithya expects the aggregate amount of these expenses will also continue to grow. Alithya’s efforts to grow its business may, however, be more costly than expected and Alithya may not be able to increase its revenues enough to offset higher operating expenses. Alithya may also incur significant losses in the future for a number of reasons, including as a result of

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unforeseen expenses, difficulties, complications and delays, the other risks described herein and other unknown events. The amount of future net losses, if any, will depend, in part, on the growth of Alithya’s future expenses and its ability to generate revenue. Any future net losses of Alithya or its inability to maintain profitability and positive cash flows from operating activities, among other things, may have an adverse effect on Alithya’s shareholders’ equity and working capital.
18.3.11Early termination, modification, delay and suspension risks
Most of Alithya’s customer contracts contain “termination for convenience” or termination upon short notice provisions, which permit the customer to terminate or cancel the contract at its convenience upon providing Alithya with notice of a specified period of time before the termination date and/or paying a penalty, depending on the specific contract terms. Customers may elect to terminate their contracts before their agreed expiry date, or even modify, delay or suspend them, for a variety of reasons, including a failure by Alithya to deliver its services in accordance with the terms and conditions of its contractual agreements, a slow-down in business activity or any other reason whatsoever, which could result in a reduction of Alithya’s net earnings and cash flow and may impact the value of its backlog. In cases of early termination, Alithya may also not be able to eliminate ongoing costs incurred to support the contract.
18.3.12Changes to backlog
Backlog represents management’s estimate of the aggregate amount of revenues expected to be realized in the future. As Alithya’s revenues depend on the level of activities of its customers, Alithya cannot guarantee that the revenues projected in its backlog will be realized or, if realized, will result in profits. Projects may remain in the backlog for an extended period of time. Also, in the event a significant number of customers were to avail themselves of “termination for convenience” provisions, or if one or more significant customer contracts were terminated for convenience, Alithya’s reported backlog would be adversely affected with a corresponding adverse impact on Alithya’s expected financial condition and results of operations.
18.3.13Customer collection and credit risk
In order to sustain its cash flow from operations, Alithya must invoice and collect amounts owed in an efficient and timely manner. Adverse changes in a customer’s financial condition could cause Alithya to limit or discontinue business with that customer, require Alithya to assume more credit risk relating to that customer’s future business, or result in uncollectible accounts receivable from that customer. Although Alithya maintains provisions to account for anticipated shortfalls in amounts collected from customers, the provisions it takes are based on management estimates and on its assessment of its customers’ creditworthiness, which may prove to be inadequate in the light of actual results. To the extent that Alithya fails to invoice customers and collect the amounts owed for its services correctly in a timely manner, its collections could be negatively impacted, which could materially adversely affect its revenues, net earnings and cash flow. In addition, a prolonged economic downturn may impair customers’ ability to pay for services already provided, and ultimately cause them to default on existing contracts. Future credit losses relating to any one of Alithya’s major customers could also be material and result in a material change in its financial results.
18.3.14 Utilization rates
In order to maintain and grow revenues, Alithya has to maintain an appropriate level of availability of professional resources by having a high utilization rate while still being able to assign additional resources to

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new work. Maintaining an efficient utilization rate, however, requires Alithya to forecast its need for professional resources accurately and to manage recruitment activities, professional training programs, attrition rates and restructuring activities appropriately. To the extent that it fails to do so, or to the extent that laws and regulations restrict its ability to do so, Alithya’s utilization rates may be reduced and thereby adversely affect its revenues and profitability. Conversely, Alithya may find that it does not have sufficient resources to deploy against new business opportunities, in which case its ability to grow its revenues would suffer.
18.3.15Costs of services
In order to generate acceptable margins, Alithya’s pricing for services depends on its ability to accurately estimate the costs and timing for completing projects, which can be based on a customer’s bid specification, sometimes in advance of the final determination of the full scope and design of the contract. In addition, a portion of Alithya’s project-oriented contracts are performed on a fixed-fee basis. Billing for fixed-fee arrangements is carried out in accordance with the contractual terms agreed upon with Alithya’s customers, and revenues are recognized based on the percentage of effort incurred to date in relation to the total estimated efforts to be incurred over the duration of the respective contract. These estimates reflect Alithya’s best judgment regarding the efficiencies of its methodologies and professionals as it plans to apply them to the contracts in accordance with Alithya’s standards of contract management. Although fixed-fee arrangements still represent a minority of Alithya’s revenues, Alithya is increasingly contracting under a fixed-fee basis. If Alithya is unsuccessful in accurately estimating its labour costs or labour hours required to fulfill its obligations under a contract, or if unexpected factors, including those outside of its control, arise, Alithya may be required to absorb cost overruns, reducing profit margins or incurring losses, thereby having a material adverse effect on Alithya’s expected net earnings.
18.3.16Teaming agreements and subcontractors
Alithya derives revenues from contracts where it enters into teaming agreements with other providers. In some teaming agreements, Alithya is the primary contractor, whereas in others, Alithya acts as a subcontractor. In both cases, Alithya relies upon its relationships with other providers to generate business and expects to continue to do so in the foreseeable future. Where Alithya acts as the primary contractor, if it fails to maintain its relationships with other providers, Alithya may have difficulty attracting suitable participants in its teaming agreements. Similarly, where it acts as subcontractor, if its relationships are impaired, other providers might reduce the work they award to Alithya, award that work to competitors or choose to offer the services themselves directly to the customers in order to compete with Alithya’s business. In either case, if Alithya fails to maintain its relationship with these providers or if its relationship with these providers is otherwise impaired, Alithya’s business, prospects, financial condition and results of operations could be materially adversely affected.
18.3.17Business partners’ ability to deliver on their commitments
Increasingly large and complex contracts may require Alithya to rely upon third party subcontractors, including software and hardware suppliers, to help Alithya fulfill its commitments. Under such circumstances, Alithya’s success depends on the ability of third parties to perform their obligations within agreed upon budgets and time frames. If Alithya’s business partners fail to deliver, Alithya’s ability to complete ongoing contracts may be adversely affected, which could have an unfavorable impact on its profitability. In addition, Alithya may not be able to replace the functions provided by these third parties if their software components or solutions become obsolete, defective or incompatible with future versions of Alithya’s solutions and services, or if they are not

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adequately maintained or updated. Third-party suppliers of software or other intellectual property assets could also be unwilling to permit Alithya to use or to continue to use their intellectual property and this could impede or disrupt the use of their solutions or services by Alithya’s customers and Alithya.
18.3.18Guarantee and indemnification risks
In the normal course of business, Alithya enters into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require Alithya to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties. If Alithya is required to compensate counterparties due to such arrangements and its insurance does not provide adequate coverage, its business, prospects, financial condition and results of operations could be materially adversely affected.
18.3.19 Insurance Limits
Alithya maintains comprehensive insurance coverage to provide indemnity for its losses and liabilities in connection with various aspects of its business and operations. Alithya’s insurance programs are, however, subject to varying coverage limits as well as retentions and exclusions that are customary or reasonable given the cost of procuring insurance, current operating conditions, and other relevant considerations. As a result, Alithya may be subject to future liability for which it is only partially insured, or completely uninsured. Alithya believes that its insurance programs address all material insurable risks and provide coverage that is in accordance with what would be maintained by a prudent operator of a similar business (including in terms of retentions, limits and exclusions). However, there can be no assurance that such insurance will continue to be offered on economically feasible terms, that all events that could give rise to a loss or liability are or will be insurable, or that the amounts of insurance will be sufficient to cover every loss or claim that may arise.
18.3.20 IT infrastructure and systems and use of the cloud
To deliver its services and solutions and provide reliable communications between its offices, delivery centers, customers, subcontractors and other business partners worldwide, Alithya relies upon its own IT infrastructure and systems as well as those of third parties. Any failure, outage or disruption in Alithya’s or any third party’s IT infrastructure or systems could result in curtailed operations, a loss of customers and reputational damage, all of which could have an adverse effect on Alithya’s business, financial condition and results of operations. For example, Alithya delivers its solutions and services to customers through the use of third-party cloud computing services, such as Microsoft Azure and Amazon Web Services (AWS) cloud services. If, for any reason, such services were discontinued or Alithya was required to migrate its computing towards other cloud service providers, such a transition could require significant time and expense and Alithya’s business could be adversely impacted. Although contractual agreements with such third-party cloud computing services contain minimum service levels, there is no assurance that Alithya’s business will not be affected by an interruption of services or incidents. Any damage to, or failure of, Alithya’s services providers' IT infrastructure or systems could result in interruptions of Alithya’s services, which could have an impact on its revenues, subject it to potential liability and adversely affect its ability to retain or attract customers. The performance, reliability and availability of Alithya’s services is critical to its reputation and ability to attract and retain customers. In addition, the costs for cloud services have increased over time, and may increase further as Alithya’s business grows and as it continues to require more computing or storage capacity. There is no assurance that such capacity will be

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available on the same terms or with the same costs or at all. These costs could therefore adversely impact its business, financial condition and results of operations.
18.3.21 Security and cybersecurity risks
Alithya faces security risks affecting its premises as well as cybersecurity risks affecting its IT infrastructure, systems, software and solutions. Both security risks present a risk of loss, theft and unauthorized access, use or disclosure of proprietary information (including intellectual property rights) or confidential information (including personal information of customers, partners or employees) of Alithya, its customers, their customers, its subcontractors and its business partners. Cybersecurity threats to IT infrastructure, systems, software and solutions are serious threats to the confidentiality, integrity, reliability, and availability of technology and information. Cybersecurity threats and incidents may take the form of denial of service, system failures or interruptions, software bugs or defects, cyber extortion (i.e. ransomware), breaches of systems security, electronic crime, malware, unauthorized attempts to gain access to proprietary and confidential information, hacking, phishing, identity theft, fraud and theft. State sponsored attacks, industrial espionage, employee misconduct or negligence, and human or technological errors (including from advertent or inadvertent actions or inactions by Alithya’s professionals or subcontractors) also present potential risks and geopolitical instability and tension may exacerbate certain threats.
Also, in addition to the inherent cybersecurity risks that arise from operating in the IT sector, Alithya increases its exposure and vulnerability to cybersecurity risks as follows: (i) by allowing its professionals and subcontractors to work remotely and use video conferencing and collaborative platforms, (ii) by granting its subcontractors access to its IT infrastructure and systems, (iii) by operating or gaining access to its customers’ IT infrastructure and systems to deliver services, (iv) by managing customer services in its IT infrastructure and thereby exposing itself to the risks that its customers face, especially if they have an elevated threat condition due to the nature of their business; (v) by allowing the use of open source code by its professionals and subcontractors, and (vi) by integrating and relying on AI services from suppliers. While Alithya selects its subcontractors carefully and includes safeguards in their contractual terms, it does not control their actions. Further, while Alithya has guidelines relating to the use of AI, AI poses evolving cybersecurity risks.
The occurrence of any of the aforementioned security and cybersecurity risks could expose Alithya, its customers or subcontractors to potential liability, litigation, and regulatory action, could materially affect or disrupt their business operations, and could cause loss of customer confidence, loss of existing or potential customers, damage to their reputation and competitive position, and increase costs and expenses.
Alithya seeks to detect and investigate all security incidents and to prevent their occurrence or recurrence by continuously testing, controlling and investing in security measures and controls (including both physical and logical controls on access to premises and information), adopting or enhancing mitigation policies and procedures, and providing employee security awareness and training. If security protection does not evolve at the same pace as threats, a growing gap on Alithya’s level of protection will be created. However, given the highly evolving nature and sophistication of cyber and other security threats and their increased frequency, Alithya may be unable to anticipate, prevent, detect and react to all threats in a timely manner. Alithya may be required to expend significant capital and other resources to protect itself against potential security and cybersecurity threats or to mitigate the impact caused by security and cybersecurity breaches. Any cybersecurity incident could require Alithya to incur substantial costs, including costs associated with repairing its IT infrastructure and systems, implementing further protection measures, engaging third-party experts and

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consultants, and result in increased insurance premiums. The impact of any future security or cybersecurity incident cannot be easily predicted, and the costs related to such threats or disruptions could not be fully insured or indemnified by other means. While Alithya’s liability insurance policy covers cyber risks, there is no assurance that such insurance coverage will be sufficient in type or amount to cover the costs, damages, liabilities or losses that could result from security and cybersecurity incidents, that insurance will continue to be available to Alithya on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim.
Alithya’s Chief Information Security Officer is responsible for overseeing its physical and cyber security measures, including the prevention, detection and investigation of incidents in the event of the occurrence of threats by implementing security measures to ensure an appropriate level of control based on the nature of the information and the inherent risks attached thereto. Alithya’s security management framework provides a foundation for a risk-based approach to the development, review and regular improvements of policies, processes, standards and controls related to information security, data privacy, physical security and business continuity.
18.3.22 Data privacy rights and risks of unauthorized access or disclosure
In the course of its business, whether while providing its services or for its own proprietary information and the personal information of its employees, Alithya often has access to or collects, processes and stores personal information. When accessing, collecting, processing or storing personal information, Alithya depends on the security features of its IT infrastructure and systems and those of its customers, partners or third parties. Security or cybersecurity threats, employee or subcontractor negligence or misconduct, and human or technological errors, however, present potential risks of theft, loss or unauthorized access or disclosure of personal information.
Alithya’s Privacy Officer oversees its compliance with the laws that protect personal information, including but not limited to U.S. and Canadian laws and regulations as well as the European Union’s General Data Protection Regulation (GDPR), and puts in places policies, standards and procedures to cause personal information to be accessed, collected, processed and stored securely and in accordance with such applicable laws and regulations. The theft and/or unauthorized access to, loss of, or disclosure of personal information in Alithya’s possession or control (or the failure by Alithya to comply with applicable laws and regulations) could expose it to civil, administrative or criminal enforcement actions and penalties, as well as lawsuits brought by its customers, its customers’ customers, or third parties for breaching contractual confidentiality and security provisions or privacy laws or regulations. The amount of damages could be substantial, and any such claim could cause significant reputational harm to Alithya. Its current and prospective customers could also lose confidence in the effectiveness of its data security measures and reduce the demand for its services, regardless of whether Alithya was responsible for the breach. Incidentally, in the event of a data privacy incident, Alithya may be required to shut-down affected IT infrastructure and systems to isolate the threat and thereby jeopardize its operations, including projects that may be critical to the operations of its customers’ businesses.
Furthermore, as laws and expectations relating to data privacy continue to rapidly evolve, the way in which Alithya may access, collect, process, store and disclose personal information may become even more limited, and may require increased expenditures by Alithya. Should those expenditures and risks outweigh the revenues and gains associated with certain services, Alithya could also take the decision of no longer continuing to offer certain types of services.

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18.3.23 Services to government departments and agencies
One of Alithya’s principal targeted markets is the government sector. Changes in government spending policies or budget priorities could directly affect Alithya’s financial performance. Among the factors that could harm Alithya’s government contracting business are: (i) the curtailment of governments’ use of consulting and IT services firms; (ii) a significant decline in spending by governments in general, or by specific departments or agencies in particular; (iii) the adoption of new legislation and/or actions affecting companies that provide services to governments; (iv) delays by governments in the payment of its invoices; and (v) general economic and political conditions.
These and other factors could cause government departments and agencies to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause Alithya to lose future revenues. Government spending reductions or budget cutbacks at departments or agencies to which Alithya provides services or expects to provide services could materially harm Alithya’s continued performance or limit the award of additional contracts.
18.3.24 Tax obligations
In estimating its income tax payable, Alithya uses accounting principles to determine income tax positions that are likely to be sustained by applicable tax authorities. However, there is no assurance that Alithya’s tax benefits or tax liability will not materially differ from its estimates or expectations. The tax legislation, regulation and interpretation that apply to Alithya’s operations are continually changing. In addition, future tax benefits and liabilities are dependent on factors that are inherently uncertain and subject to change, including future earnings, future tax rates, and anticipated business mix in the various jurisdictions in which Alithya operates. Moreover, Alithya’s tax returns are continually subject to review by applicable tax authorities, which determine the actual amounts of taxes payable or receivable, of any future tax benefits or liabilities and of income tax expense that Alithya may ultimately recognize and such determinations may become final and binding on Alithya. Tax authorities have disagreed and may in the future disagree with Alithya’s income tax positions and are taking increasingly restrictive positions in respect of income tax positions, including with respect to intercompany transactions.
A number of jurisdictions in which Alithya operates have also implemented, or are considering implementing, changes in relevant tax and other laws, regulations and interpretations and the overall tax environment has made it increasingly challenging for multinational corporations to operate with certainty about taxation in many jurisdictions.
Any of the aforementioned factors could have a material adverse effect on Alithya’s net earnings or cash flow by affecting its operations and profitability, the availability of tax credits, the cost of the services it provides, and the availability of deductions for operating losses as it develops its international service delivery capabilities.
18.3.25 Foreign exchange
Foreign exchange risk is the risk that the fair value of assets or liabilities, or future cash flows, will fluctuate because of changes in foreign exchange rates. Alithya’s functional and reporting currency is the Canadian dollar. As a significant portion of Alithya’s revenues, net earnings and net assets is denominated in foreign currencies, including in U.S. dollars, Euros, British pounds and Australian dollars, fluctuations in exchange rates

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between the Canadian dollar and such currencies could have an adverse effect on its financial condition and results of operations. This risk is partially mitigated by a natural hedge in matching Alithya’s costs with revenues denominated in the same currency.
Future events that may significantly increase or decrease the risk of future movement in the exchange rates for these currencies cannot be predicted. Although Alithya does not currently have an exchange rate risk policy that would materially affect its results of operations, it is still subject to foreign exchange risk.
18.3.26 Estimates used in accounting and impairment risk
Accounting for Alithya’s contracts requires judgment associated with estimating contract revenue and costs and assumptions for schedule and technical issues. Because of the significance of the judgements and estimation processes involved in accounting for contracts, materially different amounts could be recorded if Alithya used different assumptions or if the underlying circumstances were to change. Changes in underlying assumptions, circumstances or estimates may adversely affect Alithya’s future results of operations.
Also, Alithya recognizes an accounting value for non-financial assets such as goodwill and other intangible assets in connection with its acquisitions. The carrying amounts of Alithya’s non-financial assets subject to amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill is tested for impairment annually or at any time if an indicator of impairment exists. Changes in key assumptions may result in the carrying value of Alithya’s goodwill not being recoverable. Key assumptions include changes in forecasted revenues and expenses applied in the determination the Company’s three-year net operating cash flow forecast, estimated long-term growth rate and the pre-tax value weighted average cost of capital applied. Because of the significance of Alithya’s non-financial assets, any reduction or impairment of the value of these assets could result in a charge against net earnings, which could materially adversely affect Alithya’s results of operations and shareholders’ equity in future periods.
18.3.27 Legal claims
During the ordinary course of conducting its business, Alithya may be threatened with or become subject to legal proceedings initiated by customers or other third parties. For instance, Alithya’s solutions may suffer from defects that adversely affect their performance, may not meet its customers’ requirements or may fail to perform in accordance with applicable service levels. Such problems could subject Alithya to legal liability. Alithya uses reasonable efforts to include provisions in its contracts which are designed to limit its exposure to legal claims relating to its services and the applications it develops and obtain adequate liability insurance coverage. However, Alithya may not always be able to include such provisions or obtain sufficient insurance coverage or certain provisions may ultimately prove to be unenforceable under the laws of certain jurisdictions or not protect Alithya adequately. Defending lawsuits against Alithya could require substantial amounts of management’s attention and require Alithya to incur significant attorney fees or pay damage awards and fines or penalties for which Alithya may not be fully insured and which could harm its reputation and adversely affect its business, financial condition and results of operations.
18.3.28    Reputational risks
Alithya’s reputation as a capable and trustworthy service provider and long-term business partner is key to its ability to compete effectively in the market for IT services. The nature of Alithya’s operations exposes it to the potential loss, unauthorized access to, or destruction of its customers’ information, as well as temporary service

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interruptions. Depending on the nature of the information or services, such events may have a negative impact on how Alithya is perceived in the marketplace. Under such circumstances, Alithya’s ability to obtain new customers and retain existing customers could suffer with a resulting impact on its revenues and net earnings.
18.3.29    Effectiveness of internal controls over financial reporting
Alithya is required to maintain internal controls over financial reporting, as defined under National Instrument 52-109 and in Rule 13(a)-15(f) under the U.S. Securities Exchange Act of 1934, as amended. Internal controls are a process designed under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, and effected by management and other key professionals, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. However, due to the inherent limitations of internal controls, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected and Alithya’s internal controls over financial reporting could prove to be insufficient or unable to prevent or detect misstatements due to errors or fraud in timely manner or at all. Any failure of Alithya’s internal controls could have an adverse effect on its results of operations, harm its reputation and limit its ability to produce timely and accurate financial statements or comply with applicable regulations, causing investors to lose confidence in its reported financial information.
Alithya’s historic and anticipated growth also places significant pressure on its management and key resources that work on implementing internal controls throughout Alithya. In addition, the increasing size and scope of Alithya’s operations increases the possibility that a member of its personnel will engage in unlawful or fraudulent activity, breach its contractual obligations, or otherwise expose Alithya to unacceptable business risks, despite its efforts to train its personnel and maintain internal controls to prevent such instances. If Alithya does not continue to develop and implement the right processes and tools to manage its enterprise, its business, results of operations and financial condition could be adversely affected.
18.4Risks Related to Subordinate Voting Shares and Liquidity
18.4.1Limited voting rights
Alithya’s Multiple Voting Shares are similar to its Subordinate Voting Shares except that each Multiple Voting Share has ten times the voting rights of each Subordinate Voting Share. As a result, holders of Multiple Voting Shares have a disproportionate level of control over matters submitted to Alithya shareholders for approval, which may reduce the ability of holders of Subordinate Voting Shares to influence corporate matters and, as a result, Alithya may take actions that they do not view as beneficial.
18.4.2    Market price of Subordinate Voting Shares
Alithya cannot predict the price of Subordinate Voting Shares. The stock market may experience significant price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies. These broad market and industry factors, together with other economical circumstances, may materially harm the market price of Alithya’s Subordinate Voting Shares, regardless of Alithya’s operating performance. In addition, the price of Alithya’s Subordinate Voting Share may be dependent upon the valuations and recommendations of the analysts who cover Alithya’s business, and if Alithya’s results do not meet the analysts’ forecasts and expectations, Alithya’s share price could decline as a result of analysts lowering their valuations and recommendations. In the past, following periods of volatility in the market, securities class-action

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litigations have often been instituted against companies. Such litigations, if instituted against Alithya, could result in substantial costs and divert management’s attention and resources.
18.4.3    Inability to service debt
Alithya uses its Credit Facility and other debt arrangements to fund its activities, including acquisitions. Accordingly, depending on its level of indebtedness, which may, from time to time, be substantial and involve significant interest payment requirements, Alithya may be required to dedicate an important part of its cash flow to make interest and capital payments on its debt. Alithya’s ability to generate sufficient cash flow to service its debt depends upon future performance, which is subject to prevailing economic conditions as well as financial, competitive and other factors, many of which are outside of its control. There is no assurance that Alithya will be able to generate sufficient cash flow to meet its obligations under its outstanding debt. If Alithya is unable to do so, Alithya may be required to refinance, restructure or otherwise amend some or all of its obligations, sell assets, raise additional cash through issuances of Subordinate Voting Shares or securities convertible in Subordinate Voting Shares, or be forced to reduce or delay investments that are important to Alithya’s growth, thereby placing it at a disadvantage compared to competitors that may have less debt or making it more vulnerable in a downturn in general economic conditions.
In addition, Alithya’s Credit Facility and other debt arrangements contain financial and other covenants, including covenants that require that certain financial ratios and/or other financial or other covenants be maintained. If Alithya were to breach these covenants, it could be required to repay or refinance its existing debt obligations prior to their scheduled maturity and its ability to do so could be restricted or limited by prevailing economic conditions, available liquidity and other factors. Alithya’s inability to service its debt or its inability to fulfill its financial or other covenants in its Credit Facility and other debt arrangements could have an adverse effect on Alithya’s business, financial condition and results of operations.
Also, a significant portion of Alithya’s debt bears interest at variable interest rates and is therefore subject to interest rate fluctuations. Although Alithya enters into derivative financial instruments to reduce its exposure to interest rate risks, there is no assurance that such instruments will be sufficient to adequately protect Alithya against this risk. If interest rates increase, debt service obligations would increase even though the amount borrowed would remain the same, and net earnings and cash flows would decrease accordingly, which could have an adverse effect on Alithya’s business, financial condition and results of operations.
18.4.4    Raising additional capital and maintaining credit
Alithya’s future growth is contingent on the execution of its business strategy, which, in turn, is dependent on its ability to grow the business organically as well as through acquisitions. In the event Alithya would need to fund any currently unidentified or unplanned future acquisitions or other growth opportunities, Alithya may have to raise additional capital through public and private equity offerings, debt financings or a combination of both, and there can be no assurance that such funding will be available in amounts and on terms acceptable to Alithya. Alithya’s ability to raise the required funding depends on the capacity of the capital markets to meet Alithya’s equity and/or debt financing needs in a timely fashion and on the basis of interest rates and/or share prices that are reasonable in the context of Alithya’s commercial objectives. Interest rate fluctuations, financial market volatility, including volatility in Alithya’s share price, credit market disruptions and the capacity of Alithya’s current lenders to meet Alithya’s additional liquidity requirements are all factors that may have a material adverse effect on any acquisitions or growth activities that Alithya may, in the future, identify or plan. If Alithya is unable to obtain necessary funding, it may be unable to achieve its growth objectives. Alithya’s financial condition and

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results of operations are also contingent on its ability to maintain the credit it requires. Should Alithya have to obtain additional credit or renew its outstanding credit, there is no assurance that Alithya will be able to obtain such additional credit or renew its outstanding credit upon the same, or more advantageous, terms.
The incurrence of additional indebtedness would result in increased payment obligations and could involve additional or increased financial and other covenants, such as limitations on Alithya’s ability to incur additional debt and other operating restrictions that could adversely impact its ability to conduct its business.
18.4.5    Dilution
When acquiring a new business, by way of share purchase or asset purchase, Alithya may consider paying the purchase price, in part of in whole, by way of issuance of Subordinate Voting Shares or securities convertible into Subordinate Voting Shares. Alithya may also, independent of any acquisition process, decide to seek the completion of a public or private financing involving the issuance of Subordinate Voting Shares or securities convertible into Subordinate Voting Shares to raise capital. Any issuance of additional Subordinate Voting Shares will result in dilution of the ownership interests of Alithya’s shareholders as well as dilution in earnings per share. The terms of any such financing may also include liquidation or other preference rights that could adversely affect the rights of Alithya’s shareholders. Alithya cannot predict the size of future issuances nor the effect that such issuances may have on the market price of the Subordinate Voting Shares. Issuances of a substantial number of additional Subordinate Voting Shares (or securities convertible into Subordinate Voting Shares), or the perception that such issuances could occur, could also adversely affect the prevailing market price of the Subordinate Voting Shares.
18.4.6    Active market
If an active market for Alithya’s Subordinate Voting Shares is not sustained, holders of Subordinate Voting Shares may be unable to sell their investments on satisfactory terms. Declines in the value of Subordinate Voting Shares may also adversely affect the liquidity of the market for Subordinate Voting Shares. Factors unrelated to Alithya’s performance may have an effect on the price and liquidity of Subordinate Voting Shares including the extent of analyst coverage of Alithya, lower trading volume and general market interest in Subordinate Voting Shares, the size of Alithya’s public float and any event resulting in a delisting of the Subordinate Voting Shares from the TSX.
18.4.7    Dividends
Alithya does not expect to pay dividends in the immediate future and anticipates that it will retain all earnings, if any, to support its operations. Any future determination as to the payment of dividends will, subject to Canadian legal requirements and Alithya’s articles of incorporation, be at the sole discretion of Alithya’s Board and will depend on Alithya’s financial condition, results of operations, capital requirements and other factors the Board deems relevant. Holders of Subordinate Voting Shares must therefore rely on potential increases in the trading price of their shares for returns on their investment in the foreseeable future.
18.4.8    Foreign private issuer pursuant to U.S. securities laws and rules
Alithya is a “foreign private issuer” as such term is defined in Rule 405 under the Securities Act of 1933, as amended and, as a result, although its Subordinate Voting Shares are registered with the SEC, it is not subject to the same requirements that are imposed upon U.S. domestic issuers. Under the Securities Exchange Act of

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1934, as amended (the “Exchange Act”), Alithya is indeed exempt from certain rules and regulations under U.S. securities laws and, as such, its reporting obligations are, in certain respects, less detailed and less frequent than those of U.S. domestic reporting issuers. As a result, Alithya does not file the same reports as U.S. domestic reporting issuers file with the SEC. Instead, it is required to file or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, Alithya’s officers, directors and principal shareholders are exempt from the reporting requirements set forth under Section 16 of the Exchange Act.
Also, although it is Alithya’s current intention to deregister its Subordinate Voting Shares from the SEC, there is no assurance as to if and when it will meet the eligibility requirements to do so in the near future. If and once deregistered, it will, however, no longer be required to file or furnish documents with the SEC in accordance with U.S. securities regulations. U.S. shareholders would therefore have to rely solely on documents filed with Canadian securities regulators and which would be prepared in accordance with Canadian securities regulations.
18.4.9    Enforcement of civil liabilities under U.S. securities laws and rules
Although Alithya does business in the U.S., it is governed by the Business Corporations Act (Quebec), its registered office is located in Canada, the majority of its directors and officers are based principally in Canada, and a substantial portion of its assets are located outside of the U.S.. It may therefore be difficult for investors who reside in the U.S. to enforce court judgments predicated upon civil liability provisions of U.S. federal securities laws against Alithya or any such persons. There is also substantial doubt regarding whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws. Canadian courts may refuse to hear a claim based on an alleged violation of U.S. securities laws against Alithya or such persons on the grounds that Canada is not the most appropriate forum in which to bring such a claim. Even if a Canadian court agrees to hear a claim, it may determine that Canadian law and not U.S. law is applicable to the claim.
19. Management’s Evaluation of Disclosure Controls and Procedures and Internal Control over Financial Reporting
Disclosure Controls and Procedures
Management is responsible for establishing and maintaining adequate disclosure controls and procedures (“DC&P”) which are designed to provide reasonable assurance that the material information relating to the Company is made known to the Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which annual and interim filings are prepared and that information required to be disclosed by the Company in its annual, interim filings or other reports filed or submitted by the Company under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and the related rules. The effectiveness of these DC&P, as defined under National Instrument 52-109 – Issuers’ annual and interim filings (“NI 52-109”) adopted by Canadian securities regulators and in Rule 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended, was evaluated under the supervision of and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer as at the end of the Company’s most recently completed financial year ended March 31, 2024. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s DC&P

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were not effective as of March 31, 2024 due to the material weakness in internal control over financial reporting described below.
Internal Control over Financial Reporting
Management is also responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”), as defined under NI 52-109 adopted by Canadian securities regulators and in Rule 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934, as amended. The Company’s ICFR are designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, and effected by management and other key employees, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The effectiveness of the Company’s ICFR was evaluated under the supervision of and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer as at the end of the Company’s most recently completed financial year ended March 31, 2024 based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s ICFR was not effective as of March 31, 2024 due to the material weakness described below.
A material weakness is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.
In connection with the Company’s evaluation of ICFR, management identified a material weakness related to the control activities in its revenue processes. Notwithstanding the existence of a material weakness, management has concluded that the Company’s annual audited consolidated financial statements for the year ended March 31, 2024 present fairly, in all material respects, the Company’s financial position, results of operations, changes in equity and cash flows in accordance with IFRS, and confirms that this material weakness did not result in (i) any material adjustments to the Company’s annual audited consolidated financial statements for the year ended March 31, 2024 and (ii) there were no changes to previously released financial results. However, because the material weakness creates a reasonable possibility that a material misstatement to our financial statements would not be prevented or detected on a timely basis, it was concluded that as of March 31, 2024 the Company’s ICFR was not effective.
Remediation Plan
Management, with oversight of the Audit and Risk Management Committee, has initiated and continues to implement remediation measures designed to ensure that the deficiencies in the Company’s ICFR that resulted in a material weakness are remediated. The remediation actions include providing additional training to control operators as well as improving documentary evidence protocols at the control execution level. Although management expects that the remediation of deficiencies in key controls related to its revenue processes which resulted in the occurrence of a material weakness will be completed during the year ending March 31, 2025, there is no assurance as to when such remediation will be completed, nor if the remediation measures put in place will be effective to remediate such deficiencies. The material weakness will also not be considered fully remediated until the applicable internal controls operate for a sufficient period of time and management has concluded, through testing, that these internal controls are operating effectively.

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Changes in Internal Control over Financial Reporting
Other than the material weakness and remediation process described above, there have been no changes in the Company’s ICFR during the year ended March 31, 2024, that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.
Auditor’s Report on Internal Control over Financial Reporting
The effectiveness of ICFR as of March 31, 2024 has been audited by KPMG LLP, (“KPMG”), the Company’s independent registered public accounting firm. In view of the above, KPMG has expressed an adverse opinion on the Company’s ICFR as of March 31, 2024.
Limitations on Effectiveness of Disclosure Controls and Procedures and Internal Control over Financial Reporting
The Company’s management recognizes that any DC&P and ICFR, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives. Because of their inherent limitations, DC&P and ICFR may not prevent or detect all errors or misstatements on a timely basis.

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